AVALON VENTURES LTD.
VSE-AVL
111 Richmond St. W., Suite 1116 Toronto, Ontario M5H 2G4
Tel: (416) 364-4938 Fax: (416) 364-5162
E-Mail info@avalonventures.com
Internet: http://www.avalonventures.com

03003780

February 5, 2003

FILE No. 82-4427

Office of International Corporate Finance
Securities and Exchange Commission
Mail Stop 3-9
450 – 5 St. NW
Washington, D.C. 20549
U.S.A.

Dear Sirs:

Re: Avalon Ventures Ltd. (The "Company") – Filing Requirements

Please find enclosed the following disclosure documents previously filed by the Company in Canada for filing with your office under Rule 12g3-2(b):

- Notice of Annual General Meeting, Information Circular and Proxy, together with audited financial statements for the year ended August 31, 2002;
- BC Form 51-901 attached to the Company's Quarterly reports for the three months ended November 30, 2002;
- January 20, 2003 – Form 45-501F1 to Ontario Securities Commission regarding Private Placement of 670,000 units;
- January 20, 2003 - BC form 45-902F Private Placement & Schedule A reported to the British Columbia Securities Commission;
- December 23, 2002 – Form 4B Private Placement Notice Form to TSX Venture Exchange;
- January 20, 2003 – Form 4B Private Placement Summary Form to TSX Venture Exchange;
- January 20, 2003 – Form 4C Declaration of Certified Filing to TSX Venture Exchange;

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- December 31, 2002 – Letter of Confirmation of Expedited Private Placement received from TSX;
- January 10, 2003 – Copy of Treasury Order & Schedule A to Computershare;
- January 20, 2003 – Notice of Disclosure to Computershare;
- January 15, 2003 – Letter of Confirmation of Treasury Order to TSX Venture Exchange from Computershare;
- December 6, 2002 – Form 53-901.F, Material Change Report – Marketing Agreement with Amalgamet Canada – Press Release December 9, 2002;
- January 10, 2003 – For 53-901.F, Material Change Report – Private Placement of an aggregate 670,000 flow-through units at a price of $0.15 per unit for total gross proceeds of $100,500;
- December 23, 2002 – Insider Report for Donald S. Bubar;
- January 9, 2003 – Insider Report for R. James Andersen;
- January 13, 2003 – Insider Report for Joseph G. Monteith;
- January 28, 2003 – Cover Letter – Sedar Filings for Quarterly Report;
- January 30, 2003 – Confirmation of Mailing of Quarterly from Computershare.

Yours very truly,

AVALON VENTURES LTD.

Donald S. Bubar
President

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Cc: Lexas Law Group - Claudia Losie

ANNUAL REPORT 2002

82-4427

AVALON VENTURES LTD.

MINERALS FOR HIGH TECHNOLOGY

Avalon Ventures Ltd. (AVL:TSXV) is a Canadian junior mineral exploration and development company with a focus on industrial minerals, rare metals and precious metals with high technology applications. These include feldspars, lithium, tantalum, cesium, platinum group elements and gold.

The Company's top priority project is the Separation Rapids rare metals project located near Kenora, Ontario where Avalon is developing the world class "Big Whopper" pegmatite. This deposit is now in the feasibility stage and shows excellent potential for becoming a low-cost, highly profitable producer of lithium feldspars and tantalum.

Construction of a small-scale milling facility at the site to process a bulk sample is planned for 2003, with initial commercial production from this facility achievable by 2004. Avalon's mission is to become a profitable producer and major supplier of the strategic raw materials for the high-tech industries of the new millennium.


MANITOBA
ONTARIO
Separation Rapids
Lilypad Lakes
Raleigh Lake
Shatford Lake
Pickle Lake
Wolf Mountain
Warren Township
Winnipeg
Kenora
Ignace
Timmins
Thunder Bay
East Cedartree
Black Bay
Toronto
0 200
kilometres
rare metals / industrial minerals
platinum - palladium
gold royalty

On behalf of the Board of Directors, I am pleased to submit herewith, the 2002 Annual Report for Avalon Ventures Ltd., together with the audited financial statements for the year ended August 31, 2002.

Persistent bear market conditions and weak commodity prices made 2002 yet another frustrating and difficult year for junior resource companies such as Avalon. A lack of investor interest resulted in diminished equity financing opportunities, forcing the Company to reduce its exploration activities during the year and focus efforts on our priority project at Separation Rapids. Despite limited financing the Company made significant progress in 2002 towards achieving its goal of profitable production and cash flow from the development of the Big Whopper pegmatite.

This progress came as a result of the development of an exciting new production concept for the project, which capitalizes on the unique character of the Big Whopper to produce an equally unique mineral product called "high-lithium feldspar". This product is a blend of the main mineral constituents in the ore (petalite, feldspars and quartz) that takes advantage of the fact that these minerals are already "pre-mixed" into an ideal raw material for glass and ceramics, only requiring removal of a few impurities. Of course, one of these 'impurities" is tantalum which represents a valuable potential by-product despite the recent decline in prices for this rare metal.

The high-lithium feldspar product can be produced using a simple dry milling process that is much less costly than the process flowsheet originally conceived for the production of pure petalite. The result is a superior feldspar product containing relatively high levels of lithium that can be price competitive with any other basic feldspar product presently available in North America. The unique character of the Big Whopper deposit ensures that competing producers will be unable to offer customers the same product.

The potential benefits of lithium have long been recognized by glass and ceramics manufacturers because its superior fluxing properties result in reduced energy consumption in the manufacturing process and a better quality product. However, the relatively high cost of traditional sources of lithium has discouraged broader use except in specialty applications such as glass-ceramic cookware. Avalon's high-lithium feldspar will, for the first time, provide the industry with access to the benefits of lithium in an industrial mineral product without having to pay a premium price. This will provide a significant competitive advantage for the product, which combined with the project's proximity to key North American markets, should ensure its ultimate success.

Avalon's public disclosure in 2002 of the new high-lithium feldspar development concept attracted the attention of international industrial minerals marketer Amalgamet Canada, ("Amalgamet") a member of Amalgamated Metals Corporation PLC of London, England. Amalgamet has considerable experience in the marketing of industrial minerals to the glass and ceramics industry, including lithium minerals, and immediately recognized the potential of a low cost alternative like Avalon's high-lithium feldspar product. Amalgamet was interested in securing the rights to market the product worldwide and was confident enough in the potential of the product to provide an off-take guarantee on 10,000 tonnes of material even before the Company is ready to produce it in commercial quantities. We are pleased to have a well-known industrial minerals marketing organization such as Amalgamet join us in the development of the project at this early stage and are confident that this will result in more rapid penetration of the market than would have otherwise been achievable by a start-up in the business like Avalon.

The announcement of the agreement with Amalgamet has begun to attract the attention of financial institutions. Investors have recognized that this agreement removes much of the uncertainty regarding the marketability of the high-lithium feldspar product and that it reduces perceived risk regarding the viability of the project, creating a more attractive investment opportunity. The Company's consultants now estimate that a small scale milling facility suitable for processing a bulk sample and capable of producing up to 80,000 tonnes of product per year if operated at capacity, can be constructed for an investment of less than $3.0 million. Securing financing for the milling facility will be management's top priority for 2003, with the objective of having the plant operational by the fall of 2003.

Achieving production and cash flow from the Separation Rapids project in the shortest time possible remains the primary goal of management. Until this goal is reached, the Company plans to be less active in grass roots exploration, but will look for opportunities for increased exposure to gold, which is attracting increasing investor interest due to its recent price strength. In the longer term, the Company looks to leverage its cash flow from Separation Rapids to acquire and develop similar projects such as the calcium feldspar opportunity on the recently acquired Warren Township Anorthosite property, near Timmins, Ontario.

Finally, I would again like to thank you, our loyal shareholders, for your patience during an extended bear market and your faith in the potential of the Separation Rapids Project. I am confident that your patience will be rewarded in 2003 with the initiation of development work on the project, so that we can finally begin to realize the value of our investment in the Big Whopper pegmatite.

On behalf of the Board of Directors,

Donald S. Bubar, President and Chief Executive Officer
December 23, 2002

Avalon Ventures Ltd. (the "Company") is a Canadian junior mineral exploration and development company. The Company operates exclusively in Canada with a focus on industrial minerals, rare and precious metals including feldspars, lithium, tantalum, cesium, platinum, palladium and gold. The Company is in the process of exploring its 14 mineral resource properties, most of which are at an early stage where economically recoverable ore reserves have not yet been defined. One property (Separation Rapids) is at a more advanced stage with a defined mineral reserve that an independent consultant determined is economically recoverable, based upon a pre-feasibility study analysis completed in 1999.

Resource property expenditures during the year ended August 31, 2002 totaled $1,160,216 of which $738,557 was recovered from joint venture partners and through government assistant programs. This represents a 60% reduction in resource property expenditures of $2,867,920 from the previous fiscal year, due to the termination of the tantalum joint venture and reduced expenditures on platinum-palladium exploration during the year. Write-offs of resource property expenditures of $561,873 exceeded net current expenditures of $421,659 during the year, reducing the total resource property expenditures on the Balance Sheet to $4,848,124. The Company's investment to date in the Separation Rapids project of $3,738,297 represents 77% of this total and continues to be the Company's most important asset.

Resource property expenditures on the Separation Rapids project in the year ended August 31, 2002 totaled $197,447 of which $134,568 was funded with a portion of the proceeds of a private placement of flow-through units completed on January 11, 2002. The flow-through funds were expended on geological compilation work, detailed mapping and sampling to better map the tantalum distribution in the Big Whopper pegmatite, process testwork and office support costs. The balance of expenditures of $62,879 were mainly incurred in completing a scoping study on the new lithium feldspar development concept, follow-up engineering work as well as product marketing and transportation studies. Results of this work and on-going project development work are discussed in more detail elsewhere in this report.

Approximately 50% of total resource property expenditures during the year ($586,151) were incurred on the Legris Lake platinum-palladium ("PGE") joint venture funded by Placer Dome (CLA) Limited ("Placer"). Most of these expenditures were incurred drilling PGE targets outside of the Poplar Zone discovery area and this work was unsuccessful in identifying any new PGE mineralized zones. Due to the lack of new encouragement and declining palladium prices during the year, Placer dropped its option to earn 60% interest in the property during the fourth quarter, and the Company and joint venture partner Starcore Resources Ltd. later made the decision to not to fund further work on the property. Expenditures on Tantalum Group properties were mainly related to reporting results from the 2001 exploration program to joint venture partner Global Canada Company, prior to its decision to terminate the joint venture during the second quarter. The only other significant expenditure made on the tantalum group properties during the year was through the issuance of 90,000 shares to the vendors of the Raleigh Lake tantalum property in order to meet the final obligations under the option agreement to secure a 100% interest in the property.

A $63,118 drilling program for the Shatford Lake tantalum prospect, funded with the proceeds of the aforementioned flow-through private placement and $13,582 from the Manitoba mineral exploration assistance program, failed to encounter any significant tantalum-rich pegmatites and no new work is planned for this project in 2003. The balance of the flow-through funds of $71,450 were spent on geological and geophysical survey work on the Black Bay and Wolf Mountain PGE projects. On Black Bay, the work completed included an airborne magnetic survey and geological compilation work, and based on the results of this work, an expression of interest in optioning the property was received from a potential joint venture partner. Negotiations with this party continued through year-end and the Company expects to conclude an option/joint venture agreement before the end of the first quarter of fiscal 2003. The expenditures on the Wolf Mountain joint venture funded the Company's 40% share of a geological and geophysical survey program designed to develop new targets outside of the Seagull Intrusion target that was drilled in 2000-2001. Several targets have been defined and the joint venture is seeking a new partner to fund continuing exploration work on the project.

Administrative expenses for the year ended August 31, 2002 totaled $461,307, a 15% reduction over the previous year's total of $540,994. This reflects the reduced level of business activity over the year following the termination of Legris Lake and Tantalum joint ventures. This was also reflected in a reduction in interest and management fee income to $60,602 from $171,670 in the previous year, resulting in a net operating loss for the year of $400,705. Two inactive projects (the Coldwell and Cole Lake properties) were abandoned during the year and costs aggregating $100,545 between the two properties were written off. Costs of $150,278 for the Legris Lake PGE project were also written off following the decision not to fund further work on the property. Finally, costs of $310,750 related to the Snare River joint venture in the Mazenod Lake area of the Northwest Territories were written off, although the Company retains exposure to the area through its 50% interest in the Dianne Lake property and 25% interest in the Sarah Lake property. These losses were partially offset by a gain on the sale of the East Cedartree gold property of $81,938. Further writedowns on investments of $120,932 brought the loss for the year to $1,044,263 or $0.04 per share, compared to $474,959 or $0.02 per share for the previous fiscal year. The difference is mainly attributable to the increased amount for losses of abandoned resource properties, which totals $561,873 in the year ended August 31, 2002 compared to $15,105 in the previous fiscal year.

Expenditures to related parties during the year ended August 31, 2002 totaled $232,904 of which $26,371 was incurred with a law firm of which the Chairman is an associate and $130,099 was incurred with two consulting companies controlled by the President and former Vice-President, Exploration, respectively. In addition, $76,434 was incurred with an accounting firm in which the Vice-President, Finance is a partner, as more fully disclosed in Note 8 to these audited financial statements. As at August 31, 2002 accounts payable included $77,198 payable to related parties including $15,000 of directors' fees.

Expenditures on public and investor relations activities during the year ended August 31, 2002 totaled $39,473, a 40% reduction from the previous year's total of $66,274. During the first half of the year the Company participated in two investment shows and two trade shows, which were generally not well attended by investors. Consequently, during the second half of the year, the Company confined its investor relations activities to responding to routine investor inquiries, website maintenance and news release dissemination in order to reduce costs during what has become a prolonged period of minimal investor interest in junior resource companies. Investor Relations duties continue to be handled by the President and the Company has no immediate plans to engage new investor relations support, until warranted by renewed investor interest.

As at August 31, 2002 the Company had a working capital deficiency of $27,582 and cash on hand of $116,577. These funds are being conserved for vital administrative costs and priority expenditures related to the Separation Rapids project, while management seeks new financing to allow the development of the Separation Rapids Project to proceed. Management is considering both joint ventures and equity financing alternatives to achieve this objective, but financial markets remain extremely depressed for both development-stage mineral projects and grass roots exploration projects, the Company's core business. However, management expects markets to improve early in calendar 2003 and will be making a concerted effort to raise new financing at that time. In the meantime, the Company continues to reduce overhead expenses, which has included the recent closure of the Thunder Bay exploration office and staff reductions. It is anticipated that a new regional office will be established in the Kenora area once development work at Separation Rapids goes ahead.

Subsequent to the year ended August 31, 2002, the Company acquired the Warren Township Anorthosite Property by staking three new claims totaling 1800 acres in Warren Township near Foleyet, Ontario, approximately 100 km west of Timmins. The property covers a unique occurrence of high-purity calcium feldspar, discovered in 1993 by the Ontario Geological Survey. Previous work determined that this material can be readily processed into a high quality raw material for certain glass and ceramics applications and a market for the product in southern Ontario has already been identified. The project represents a compatible business opportunity with the Separation Rapids project that can be developed concurrently utilizing the same technical consultants and potentially the same processing equipment.

Early in 2002, a geological compilation and additional sampling work of the Big Whopper pegmatite were carried out in order to better understand the distribution of tantalum in the deposit, which had experienced a dramatic price increase in 2001. Several tantalum-enriched sub-zones, averaging greater than 0.01% tantalum oxide, were identified from this work along the margins of the petalite deposit. The Company briefly considered a development scenario involving selective mining of these sub-zones on a priority basis to capitalize on the high tantalum prices. However, tantalum concentrate prices have since declined to pre-2000 levels of around US $40/lb, making selective mining of these zones less of a priority until demand for tantalum from the electronics industry recovers and prices improve.

After completion of a positive scoping study on the new high-lithium feldspar development concept in February 2002 by PRS Associates (Paul R. Schmidt, P.Eng.), the Company proceeded with laboratory testwork on a new process flowsheet under the direction of Les Heymann, P.Eng., consulting metallurgist. A 130 kg representative sample of ore from the Big Whopper was collected for this purpose in March and processed at Lakefield Research Ltd. The initial approach involved a "wet" process using froth flotation and gravity separation techniques to remove all the iron-bearing mineral phases as well as the tin, tantalum and niobium minerals. While this technique proved successful in producing a high-quality lithium feldspar product for initial evaluation, continuing laboratory testwork through the summer and fall resulted in an improved and lower cost "dry" process flowsheet that can achieve the same results by utilizing new high-efficiency magnetic separation technology to remove all the metallic minerals. The scoping study is presently being updated to reflect this important change in the process flowsheet as it is expected to result in significant reductions in capital and operating cost estimates for the proposed milling facility.

To further evaluate the new dry process flowsheet, a five tonne "mini bulk" ore sample was collected from the property in late November, 2002. Following completion of the access road to the property earlier in the month, the sample was trucked to Kenora and will be shipped from there to a test milling facility for processing in January-February, 2003. This work will allow for optimization of the flowsheet and provide the engineering data needed to complete design work for the process plant. It will also generate more lithium feldspar product for market development work and follow-up ceramic and glass engineering tests.

Preliminary ceramic engineering testwork on lithium feldspar produced using the wet process was carried out at the Powder Processing Facility at McMaster University. Results from this work were encouraging as they indicate that the material does have several distinct advantages over competing feldspar products and the potential to be a superior quality, as well as low cost, ceramic raw material. Follow-up testwork using the lithium feldspar produced by the dry process is planned for the new year.

On December 9, 2002, the Company announced that it had entered into a sales and marketing agreement with Amalgamet Canada ("Amalgamet") for its high-lithium feldspar products. Under the terms of the agreement, Amalgamet will act as the Company's exclusive commissioned agent for lithium feldspar sales worldwide, for a minimum term of seven years from the commencement of commercial production. Prior to achieving full production, Amalgamet will be separately compensated to develop and expand the markets for the high-lithium feldspar product. In addition, Amalgamet has provided the Company with an off-take guarantee for a minimum annual quantity of 10,000 tonnes of the Company's high-lithium feldspar products, subject to these products meeting customers' specifications. This is a reflection of the high degree of confidence that Amalgamet have in the marketability of this product. Amalgamet is scheduled to begin market development work early in 2003.

The Company also carried out preliminary transportation studies in 2002, which indicate that the project will have access to competitive freight rates into the main target market areas for the product in the United States. This will allow the product to be priced competitively with other feldspar alternatives while having the additional marketing advantages of its high-lithium content and exceptionally low levels of iron (an undesirable contaminant). The unique characteristics of the Big Whopper pegmatite ensure that no other producer will be able to offer a similar quality competing product. Avalon's objective is to capture a minimum 15-20% share of the North American market for feldspar, which is presently estimated at 1.0 – 1.2 million tonnes per year. Additional markets for the product in Europe and Asia may also be accessible. The total world market for feldspar is now estimated to exceed 10 million tonnes per year.

For 2003, the main objective for the project will be to construct and begin operating a small-scale process plant to begin producing test samples of the lithium-feldspar products for market development purposes. Both ceramic-grade (fine-grained, -200 mesh) and glass-grade (coarser grained, -40 mesh) material will be produced. A revised scoping study incorporating new capital and operating cost estimates associated with the change to the dry process flowsheet is in preparation and scheduled for completion in January. This will be used to support on-going project financing initiatives. Once the mini-bulk sample processing is completed this spring and more detailed market and transportation studies have been carried out, a pre-feasibility level analysis of the project will be prepared.

Plant construction would begin in the early summer once all the engineering and design work are complete and financing is in place. The Company's consultants now estimate that a small-scale plant using the dry process, with the capacity to produce up to 80,000 tonnes per year of high-lithium feldspar products, can be constructed for an investment of less than $3.0 million and be operational before calendar year-end. Operated at capacity, this plant would generate a positive cash flow stream for the Company beginning in 2004, while providing the data necessary to design a full-scale production facility and complete a final feasibility study.

PRICEWATERHOUSECOOPERS

AUDITORS' REPORT
TO THE SHAREHOLDERS OF AVALON VENTURES LTD.

We have audited the consolidated balance sheets of Avalon Ventures Ltd. as at August 31, 2002 and 2001, and the consolidated statements of operations and deficit and consolidated cash flow statements for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2002 and 2001, and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants
Toronto, Ontario
November 8, 2002

AVALON VENTURES LTD.

CONSOLIDATED BALANCE SHEETS

As at August 31	2002	2001
Assets		
Current Assets		
Cash and cash equivalents	$ 116,577	$ 753,773
Joint venture receivables	23,861	55,815
Other receivables	13,918	147,195
	154,356	956,783
Investments (note 3)	121,193	187,125
Resource Properties (note 4)	4,848,124	5,011,400
Capital Assets (note 5)	7,377	7,654
Patents - Process Technology (note 6)	20,247	21,596
	$ 5,151,297	$ 6,184,558
Liabilities		
Current Liabilities		
Accounts payable (note 8)	$ 165,327	$ 231,417
Joint venture advances	16,611	283,039
	181,938	514,456
Going Concern (note 1)		
Shareholders' Equity		
Share Capital (note 7)	18,167,098	17,823,578
Deficit	(13,197,739)	(12,153,476)
	4,969,359	5,670,102
	$ 5,151,297	$ 6,184,558

The accompanying notes form an integral part of these consolidated financial statements.

Approved on behalf of the Board of Directors:

[signature], *Director*   [signature], *Director*

AVALON VENTURES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

For the years ended August 31	2002	2001
Revenue		
Interest income	$ 8,598	$ 11,825
Management fees	52,004	159,845
	60,602	171,670
Expenses		
Amortization	4,002	3,893
Consulting fees (note 8)	116,000	107,389
Directors' fees and expenses	12,121	12,000
Insurance	6,091	7,322
Interest and bank charges (note 7b)	2,325	6,394
Office and general	16,939	21,511
Professional fees (note 8)	105,730	110,709
Public and investor relations	39,473	66,274
Rent and utilities	21,880	19,849
Salaries and benefits	75,025	94,205
Shareholders' information	23,220	41,705
Transfer and filing fees	20,832	22,572
Travel	17,669	27,171
	461,307	540,994
Loss Before the Undernoted Items	(400,705)	(369,324)
Abandoned Resource Properties (note 4g)	(561,873)	(15,105)
Gain on Sale of Resource Properties (note 4g)	81,938	-
Write-down of Joint Venture Receivables	(42,691)	-
Write-down of Investments	(120,932)	(90,530)
Loss for the Year	(1,044,263)	(474,959)
Deficit - Beginning of Year	(12,153,476)	(11,678,517)
Deficit - End of Year	$ (13,197,739)	$ (12,153,476)
Loss per Share	$ (0.04)	$ (0.02)

The accompanying notes form an integral part of these consolidated financial statements.

AVALON VENTURES LTD.

CONSOLIDATED CASH FLOW STATEMENTS

For the years ended August 31	2002	2001
Cash Flows from Operating Activities		
Cash received from joint venture partners	$ 52,004	$ 159,845
Cash paid to suppliers and employees	(407,902)	(633,438)
Interest received	13,165	7,258
Interest paid (note 7b)	(25,000)	-
	(367,733)	(466,335)
Cash Flows from Financing Activities		
Share capital (note 7b)	260,000	1,349,925
Cash Flows from Investing Activities		
Resource property expenditures (note 4)	(1,038,479)	(2,825,087)
Reimbursement of joint venture costs (note 4)	447,810	2,496,188
Government assistance received (note 4)	13,582	52,803
Proceeds from sale of resource properties (note 4)	50,000	-
Investments	-	(100,000)
Purchase of capital assets	(2,376)	(3,441)
Patents - process technology	-	(1,768)
	(529,463)	(381,305)
Change in Cash and Cash Equivalents	(637,196)	502,285
Cash and Cash Equivalents - Beginning of Year	753,773	251,488
Cash and Cash Equivalents - End of Year	$ 116,577	$ 753,773
Non-cash Financing and Investing Activities		
Common shares issued to acquire resource properties (note 7b)	$ 58,520	$ 141,000
Common shares issued for past geological consulting services (note 7b)	25,000	-
Investments received for resource property interests	-	21,500
Investments received from sale of resource properties (note 4)	55,000	-

The accompanying notes form an integral part of these consolidated financial statements.

1. **Nature of Operations and Going Concern**

The Company is in the process of exploring its mineral resource properties. Most of these properties are at an early stage and economically recoverable ore reserves have not yet been defined. The Separation Rapids Rare Metals Project is at a more advanced stage with a defined mineral reserve that an independent consultant has determined is economically viable based upon a pre-feasibility study analysis.

As at August 31, 2002, the Company has sustained recurring operating losses and has a working capital deficiency of $27,582. These conditions cast significant doubt as to the ability of the Company to continue as a going concern and to meet its obligations as they come due. Management is considering various alternatives, including a private placement to raise capital, however there is no assurance that these undertakings will be successful or sufficient to carry the Company to profitable operations.

The financial statements of the Company have been prepared on the basis that the Company will continue as a going concern, which presumes that it will be able to realize its assets and discharge its liabilities in the normal course of business. The financial statements do not include any adjustment that might be necessary if the Company is unable to continue as a going concern.

The Company's ability to continue as a going concern and realize the amounts shown for resource properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing and permitting to develop these properties and future profitable production or proceeds of disposition from these properties.

The Company operates in one geographic area, Canada, and in one industry segment, mining.

2. **Summary of Significant Accounting Policies**

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada, and reflect the follow ing significant accounting policies:

a) Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, 448270 B.C. Ltd.. All inter-company transactions and balances have been eliminated.

b) Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of earnings during the reporting period. Significant estimates and assumptions include those related to the recoverability of resource properties and the ability to continue as a going concern. While management believes that these estimates and assumptions are reasonable, actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include bank deposits and short-term money market investments which on acquisition have a term to maturity of three months or less.

d) Resource Properties

Acquisition costs of resource properties together with direct exploration and development expenditures thereon are deferred in the accounts. When production is attained, these costs will be amortized on a units- of-production basis, or until the properties are abandoned, sold or considered to be impaired in value, at which time the costs of the properties and related deferred expenses will be written down. When deferred expenditures on individual producing properties exceed the estimated net realizable value of undiscounted proven reserves, the properties are written down to the estimated value. Costs relating to abandoned properties are written-off when the decision to abandon is made.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Senior management regularly reviews the carrying amount of mineral properties and deferred exploration and development costs to assess whether there has been any impairment in value.

e) Investments

Investments are carried at cost except where, in the opinion of management, there has been a loss in value that is other than a temporary decline, in which case the carrying value is reduced to its estimated fair value.

f) Capital Assets

Capital assets are carried at cost less accumulated amortization. Amortization is calculated using the declining-balance method at 30% per annum. Additions during the year are amortized using the half-year rule.

g) Research and Development

Research and development costs related to a specific property are deferred as part of the costs of that property in accordance with the Company's policy on exploration and development expenditures. General research and development costs are expensed as incurred.

h) Income Taxes

Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

i) Stock Options

The Company has one stock option plan that is described in note 7. No compensation expense is recognized when stock options are granted to or exercised by directors, officers and employees. Any consideration paid by directors, officers and employees on exercise of stock options is credited to capital.

j) Related Party Transactions

All transactions with related parties are in the normal course of business and are measured at the exchange amount.

k) Loss Per Share

Loss per share is computed based on the weighted average number of common shares outstanding during the year. Fully diluted loss per share has not been disclosed since the exercise of options and warrants would be anti-dilutive.

3. **Investments**

Investments consist of shares and warrants purchased from a joint venture partner and shares received as consideration for resource property interest. All investments are in publicly traded companies. The Company and Pacific Sapphire Company Ltd. (Canada) are related by directors in common.

2002	Number	Book Value	Market Value
Alto Ventures Inc.	28,571	$ 3,143	$ 3,143
Konexus Technologies Ltd.	5,000	50	50
Consolidated Westview Resource Corp.	75,000	5,250	5,250
East West Resource Corporation	100,000	17,000	17,000
Canadian Golden Dragon Resources Ltd.	75,000	6,750	6,750
Metalore Resources Limited	10,000	55,000	57,500
Pacific Sapphire Company Ltd. (Canada)	200,000	10,000	14,000
Starcore Resources Ltd. (1)	400,000	24,000	24,000
		$121,193	$127,693

2001	Number	Book Value	Market Value
Alto Ventures Inc.	100,000	$ 9,000	$ 4,000
Konexus Technologies Ltd.	5,000	9,375	450
Consolidated Westview Resource Corp.	75,000	9,750	4,500
East West Resource Corporation	100,000	21,500	10,000
Canadian Golden Dragon Resources Ltd.	75,000	27,500	12,750
Metalore Resources Limited	-	-	-
Pacific Sapphire Company Ltd. (Canada)	200,000	10,000	10,000
Starcore Resources Ltd. (1)	400,000	100,000	56,000
		$187,125	$ 97,700

(1) Each unit consists of one common share and one warrant to purchase one common share at $0.25 per share until May 31, 2003.

4. Resource Properties

August 31, 2002	Separation Rapids Rare Metals	Wolf Mountain PGE	Legris Lake PGE	Tantalum Group Properties	Shatford Lake Rare Metals	Black Bay PGE-Cu-Ni	Other	Total
note	(4a)	(4b)	(4c)	(4d)	(4e)	(4f)	(4g)	
Acquisition costs	$ -	$ -	$ -	$ 35,020	$ 8,700	$ 39,800	$ 102	$ 83,622
Diamond drilling	1,019	406	367,477	12,888	63,118	-	360	445,268
Environmental studies/permitting	5,646	-	-	-	-	-	-	5,646
Feasibility/engineering studies	27,040	-	-	-	-	-	-	27,040
Geology	104,218	11,137	203,159	114,557	-	8,713	19,024	460,808
Geophysical	-	28,908	15,515	-	-	22,286	-	66,709
Metallurgical/market studies	59,524	-	-	11,334	-	-	-	70,858
Other	-	-	-	45	220	-	-	265
Current expenditures	197,447	40,451	586,151	173,844	72,038	70,799	19,486	1,160,216
Less amounts recovered from:								
Government assistance	-	-	-	-	(13,582)	-	-	(13,582)
Joint venture partners	-	-	(586,151)	(138,824)	-	-	-	(724,975)
Net current expenditures	197,447	40,451	-	35,020	58,456	70,799	19,486	421,659
Balance - beginning of year	3,540,850	293,928	150,578	349,898	21,114	58,619	596,413	5,011,400
Sale of resource properties (note 4g(i))	-	-	-	-	-	-	(23,062)	(23,062)
Abandoned resource properties (note 4g(ii))	-	-	(150,578)	-	-	-	(411,295)	(561,873)
Balance - end of year	$ 3,738,297	$ 334,379	$ -	$ 384,918	$ 79,570	$ 129,418	$ 181,542	$ 4,848,124

August 31, 2001	Separation Rapids Rare Metals	Wolf Mountain PGE	Legris Lake PGE	Tantalum Group Properties	Shatford Lake Rare Metals	Black Bay PGE-Cu-Ni	Other	Total
note	(4a)	(4b)	(4c)	(4d)	(4e)	(4f)	(4g)	
Acquisition costs	$ 3,405	$ -	$ 25,000	$ 35,000	$ 21,000	$ 57,543	$ 122,412	$ 264,360
Diamond drilling	218,467	8,008	101,059	1,001,368	-	-	-	1,328,902
Environmental studies/permitting	4,392	-	-	-	-	-	-	4,392
Feasibility/engineering studies	23,641	-	-	-	-	-	-	23,641
Geochemical	2,100	-	-	66,620	-	-	-	68,720
Geology	10,237	130	249,942	536,611	114	1,076	22,961	821,071
Geophysical	-	-	132,986	102,202	-	-	-	235,188
Linecutting	-	-	40,813	27,620	-	-	-	68,433
Metallurgical/market studies	47,740	-	-	-	-	-	2,200	49,940
Other	300	-	-	400	-	-	2,573	3,273
Current expenditures	310,282	8,138	549,800	1,769,821	21,114	58,619	150,146	2,867,920
Less amounts recovered from:								
Government assistance	-	-	-	(52,803)	-	-	-	(52,803)
Joint venture partners	-	(29,573)	(440,776)	(1,734,821)	-	-	-	(2,205,170)
Net current expenditures	310,282	(21,435)	109,024	(17,803)	21,114	58,619	150,146	609,947
Balance - beginning of year	3,230,568	315,363	41,554	367,701	-	-	461,372	4,416,558
Abandoned resource properties (note 4g(ii))	-	-	-	-	-	-	(15,105)	(15,105)
Balance - end of year	$ 3,540,850	$ 293,928	$ 150,578	$ 349,898	$ 21,114	$ 58,619	$ 596,413	$ 5,011,400

a) Separation Rapids Rare Metals Project, Ontario

During the year ended August 31, 1997 the Company entered into an option agreement to acquire a 100% interest (subject to a 2.0% net smelter returns royalty ("NSR"), half of which can be bought back for $1.0 million) in certain claims in the Paterson Lake area, Ontario.

During the year ended August 31, 2000 the Company completed all its obligations under the option agreement and vested its 100% interest in these claims.

b) Wolf Mountain Platinum-Palladium ("PGE") Project, Ontario

The Wolf Mountain Platinum-Palladium Project comprises the Wolf Mountain and Disraeli Lake properties.

The Wolf Mountain property has been optioned to the Company. During the year ended August 31, 2000 the Company completed all its obligations under the option agreement and the Company vested its 100% interest in the property (subject to an NSR of 2.0%; half of which can be bought back for $1.0 million). The Disraeli Lake property was staked by the Company during the year ended August 31, 2000.

During the year ended August 31, 1999 the Company granted an option to two companies (East West Resources Corporation and Canadian Golden Dragon Resources Ltd.) to acquire a combined 60% interest in this project by spending $1,000,000 on exploration and issuing 100,000 shares each to the Company. During the year ended August 31, 2001, the optionees vested this interest and became the operator of the project.

c) Legris Lake Platinum-Palladium ("PGE") Project

During the year ended August 31, 2000 the Company entered into a 50/50 joint venture to acquire a 100% interest (subject to an NSR of 3.0%; half of which can be bought back for $1.5 million) in the Legris Lake property in Ontario. To vest its 100% interest in the claims, the Company and its joint venture partner must make further cash payments aggregating $125,000 by November 13, 2004 of which $40,000 in cash payments are the responsibility of the Company.

During the year ended August 31, 2001, the Company and its joint venture partner granted an option to a third party to acquire a 50% interest in this project.

During the year ended August 31, 2002 the optionee abandoned this option and the Company decided not to fund any further expenditures on this project, and the total costs incurred to date of $150,578 have been written off.

d) Tantalum Group Properties

The Tantalum Group Properties consist of the Raleigh Lake, East Braintree and Lilypad Lakes properties.

i) Raleigh Lake Property, Ontario

During the year ended August 31, 1998 the Company entered into an option agreement to acquire a 100% interest (subject to an NSR of 3.0%; half of which can be bought back for $1.0 million) in certain claims in the Raleigh Lake area, Ontario.

During the year ended August 31, 2002 the Company completed all its obligations under the option agreement and vested its 100% interest in these claims.

ii) East Braintree Property, Manitoba

During the year ended August 31, 2000 the Company entered into an option agreement to acquire a 100% interest in the East Braintree property in the Falcon Lake area, Manitoba.

During the year ended August 31, 2002 the Company decided not to fund any further expenditures and no longer has any rights to this property. Option payments received in excess of net costs have been applied to reduce the cost on the Lilypad Lakes Property.

iii) Lilypad Lakes Property, Ontario

The Lilypad Lakes Property was staked by the Company during the year ended August 31, 1999.

During the year ended August 31, 2000 the Company granted an option to a third party to acquire a 50% interest in each of the Company's Tantalum Group Properties.

During the year ended August 31, 2002 the optionee abandoned this option.

e) Shatford Lake Tantalum Property, Manitoba

During the year ended August 31, 2001 the Company entered into an option agreement to acquire a 100% interest (subject to an NSR of 2.0%; half of which can be bought back for $1.0 million or in increments of $500,000 per 0.5%) in certain claims in the Bird River area, Manitoba.

During the year ended August 31, 2002 the Company completed its obligations under the option agreement and vested its 100% interest in these claims.

f) Black Bay Platinum-Palladium ("PGE") Project, Ontario

During the year ended August 31, 2001 the Company entered into an option agreement to acquire a 100% interest (subject to an NSR of 2.5%, of which 1.5% can be bought back for $1.5 million or in increments of $500,000 per 0.5%) in certain claims in the Fluor Island and Laurie Lake area, Ontario. To vest its 100% interest in these claims, the Company must make further cash payments aggregating $125,000 and must incur $500,000 in exploration expenditures by June 1, 2005 (of which $32,075 has been incurred by August 31, 2002).

g) Other

i) During the year ended August 31, 2002 the Company sold its 100% interest in the East Cedartree Property for total consideration of $105,000, consisting of $50,000 in cash and 10,000 treasury shares of Metalore Resources Limited with a market value of $5.50 per share.

Under the terms of the sale, the Company retains an NSR of 2.0% on five of the underlying claims, half of which can be bought back by the purchaser for $1.0 million, and the purchaser assumed the responsibility for the 2.0% NSR on the other four underlying claims payable to a third party under a prior agreement with the Company.

ii) Resource properties abandoned during the years ended August 31, 2002 and 2001 consist of the following:

	2002	2001
Resource properties written off:		
Legris Lake PGE Project	$ 150,578	$ -
Other		
Coldwell Property	42,247	-
Cole Lake Property	58,298	-
Snare River Joint Venture	310,750	-
Sandra Township Gold Project	-	6,324
Eva Lake Property	-	65,964
	411,295	72,288
Less: Payments received in excess of net resource property costs: Ketchison Lake Property	-	(57,183)
	$ 561,873	$ 15,105

5. **Capital Assets**

	2002			2001		
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
Computers	$ 17,957	$ 12,580	$ 5,377	$ 15,581	$ 10,784	$ 4,797
Equipment	14,000	12,000	2,000	14,000	11,143	2,857
	$ 31,957	$ 24,580	$ 7,377	$ 29,581	$ 21,927	$ 7,654

6. **Patents - Process Technology**

During the year ended August 31, 2002 the Company incurred legal fees of $Nil (2001 - $1,769) to patent the new process technology developed by the Company to beneficiate petalite from the Big Whopper petalite deposit on the Company's Separation Rapids property.

The patents are being amortized on a straight line basis over a period of 17 years.

2002			2001		
Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
$ 22,946	$ 2,699	$ 20,247	$ 22,946	$ 1,350	$ 21,596

7. **Share Capital**

a) Authorized:

100,000,000 common shares without par value
25,000,000 preferred shares without par value

b) Common Shares Issued and Outstanding:

2002	Number of Shares	Amount
Balance - beginning of year	23,315,248	$ 17,823,578
Shares issued:		
for cash	1,040,000	260,000
on exercise of warrants		
for commissions		
for resource properties	200,000	58,520
for past geological consulting services	100,000	25,000
Balance - end of year	24,655,248	$ 18,167,098

2001	Number of Shares	Amount
Balance - beginning of year	21,430,231	$ 16,332,653
Shares issued:		
for cash	1,431,035	1,210,000
on exercise of warrants	184,500	119,925
for commissions	34,482	20,000
for resource properties	235,000	141,000
Balance - end of year	23,315,248	$ 17,823,578

During the year ended August 31, 2002 the Company issued 1,040,000 flow-through units (of which 240,000 units were issued to directors and officers) for proceeds of $260,000. Each flow-through unit consists of one flow-through common share and one half of one flow-through share purchase warrant, such that one whole warrant will entitle the holder to purchase one additional flow-through common share at a price of $0.65 until December 28, 2003 or $0.45 until December 28, 2002. The Company has allocated $nil to the value of the warrant component of the unit.

During the year ended August 31, 2001 the Company:

i) issued 431,035 flow-through units for proceeds of $250,000. In connection with this private placement, the Company paid to the agent a finder's fee equal to 8% of the gross proceeds of the private placement by issuing 34,482 flow-through units at $0.58 per unit.

Each flow-through unit consists of one flow-through common share and one half of one flow-through share purchase warrant, such that one whole warrant will entitle the holder to purchase one additional flow-through common share at a price of $0.58 until December 29, 2001; and

ii) issued 1,000,000 units for proceeds of $980,000. Each unit consists of one common share and one non-transferable share purchase warrant to purchase one additional share at a price of $0.98 until April 20, 2003.

The Company incurred Part XII.6 interest expense of $1,584 (2001-$5,207) on the monthly unspent portion of the proceeds from its flow through financings. This amount has been included in interest and bank charges. The $25,000 in interest paid during the year ended August 31, 2002 related to the outstanding balance from the Company's 1998 flow-through financings.

c) Warrants

As at August 31, 2002 the following warrants were issued and outstanding:

i) 231,000 flow-through warrants entitling the holder to purchase one flow-through common share at $0.75 per share, expiring December 30, 2003;

ii) 232,758 flow-through warrants entitling the holder to purchase one flow-through common share at $0.58 per share, expiring December 29, 2003;

iii) 1,000,000 non-flow-through warrants entitling the holder to purchase one common share at $0.98 per share, expiring April 20, 2003;

iv) 1,000,000 non-flow-through warrants entitling the holder to purchase one common share at $1.00 per share, expiring July 31, 2005; and

v) 520,000 flow-through warrants entitling the holder to purchase one flow-through common share at $0.45 per share until December 28, 2002, and thereafter at $0.65 per share, expiring December 28, 2003.

During the years ended August 31, 2002 and 2001, share purchase warrants were issued, exercised and expired/cancelled as follows:

	2002		2001	
	Number of Warrants	Weighted Average Price	Number of Warrants	Weighted Average Price
Balance-beginning of year	3,463,758	$ 0.95	3,105,500	$ 0.95
Issued	520,000	0.65[1]	1,232,758	0.90
Exercised	-	-	(184,500)	0.65
Expired/Cancelled	(1,000,000)	1.00	(690,000)	1.00
Balance - end of year	2,983,758	$ 0.85	3,463,758	$ 0.95

[1] The exercise price is $0.45 until December 28, 2002

d) Stock Option Plan

The shareholders have approved a Stock Option Plan (the "Plan") that provides for the issue of up to 3,300,000 common shares of the Company to eligible employees, directors and service providers of the Company and its affiliates.

The Plan authorizes the granting of options to purchase shares of the Company's common stock at an option price equal to the average price of the shares for the ten trading days prior to the grant. The options generally partially vest with the recipient at the time of granting, and have a maximum term of 5 years.

During the years ended August 31, 2002 and 2001, stock options were granted, exercised and expired/cancelled as follows:

	2002		2001	
	Number of Warrants	Weighted Average Price	Number of Warrants	Weighted Average Price
Balance-beginning of year	2,495,000	$ 0.78	2,610,000	$ 0.79
Granted	815,000	0.32	485,000	0.69
Exercised	-	-	-	-
Expired/Cancelled	(860,000)	0.75	(600,000)	0.77
Balance - end of year	2,450,000	$ 0.64	2,495,000	$ 0.78

As at August 31, 2002 the following options were outstanding:

	Number of Options		Weighted Average Remaining Life	
Option Price	Vested	Unvested	Vested	Unvested
$0.82	305,000	-	2.5 years	-
$0.80	1,015,000	-	1.5 years	-
$0.75	245,000	-	3.4 years	-
$0.58	150,000	-	3.8 years	-
$0.38	300,000	-	4.1 years	-
$0.30	17,500	52,500	4.2 years	4.2 years
$0.27	325,000	-	4.5 years	-
$0.21	10,000	30,000	4.8 years	4.8 years
	2,367,500	82,500		

8. Related Party Transactions

a) During the year ended August 31, 2002 the Company incurred legal fees of $26,371 (2001 - $44,610), net of $Nil (2001 - $2,493) recovered from a joint venture partner, with a law firm in which a director of the Company is an associate. At August 31, 2002 accounts payable included $18,804 (2001 - $18,399) payable to this law firm.

b) During the year ended August 31, 2002 the Company incurred consulting fees of $84,000 (2001 - $92,400), net of $3,200 (2001-$1,600) recovered from joint venture partners, with a director, of which $9,200 (2001 - $2,000) were deferred as resource property costs. At August 31, 2002 accounts payable included $7,704 (2001 - $7,276) payable to this director.

c) During the year ended August 31, 2002 the Company incurred consulting fees of $2,059 (2001 - $23,475), net of $40,840 (2001 - $89,616) recovered from joint venture partners, with a company owned property costs. At August 31, 2002 accounts payable included $Nil (2001 - $9,416) payable to this company.

d) During the year ended August 31, 2002 the Company incurred accounting and consulting fees of $76,434 (2001 - $9,800) with an accounting firm in which an officer is a partner. As at August 31, 2002 accounts payable included $35,690 (2001 - $9,800) payable to this accounting firm.

e) As at August 31, 2002 accounts payable included $15,000 (2001 - $3,000) in directors' fees payable to the Company's directors.

Additional related party transactions are described separately in note 7(b).

9. Income Taxes

a) Future Income Tax Assets

The tax effects of temporary differences that give rise to significant portions of the future income tax assets and liabilities at August 31, 2002 and 2001 are as follows:

	2002	2001
Difference in resource properties	$ 3,796	$ (58,083)
Difference in long term investments	89,517	56,297
Non-capital loss carry forwards	906,119	931,298
Capital loss carry forwards	341,813	345,023
	1,341,245	1,274,535
Less: valuation allowance	(1,341,245)	(1,274,535)
Net future income tax assets	$ -	$ -

b) Non-Capital Losses

The Company has non-capital losses carried forward of approximately $2,886,000 (2001 - $2,710,000) available to reduce future years' taxable income. These losses will expire as follows:

2003	$ 240,000	2007	$ 396,000
2004	328,000	2008	360,000
2005	569,000	2009	434,000
2006	559,000		

c) Capital Losses

The Company has capital losses carried forward of approximately $1,800,000 (2001 - $1,800,000) available to reduce future years' capital gains.

d) Canadian Exploration and Development Expenses

The Company has cumulative Canadian development expenses of $1,539,000 (2001 - $1,560,000) and cumulative Canadian exploration expenses of $3,321,000 (2001-$3,282,000) available to reduce future years' taxable income.

10. Financial Instruments

Fair Values

Except as disclosed elsewhere in these financial statements, the carrying amounts for the Company's financial instruments approximate their fair values because of the short-term nature of these items.

Credit Risk

The Company monitors the financial condition of its joint venture partners and counterparties to contracts. The Company does not have a significant exposure to any individual third party. Credit risk on amounts receivable is limited to the outstanding balance of such amounts.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements and other financial information for this annual report were prepared by the management of Avalon Ventures Ltd., reviewed by the Audit Committee of the Board of Directors, and approved by the Board of Directors.

Management is responsible for the preparation of the consolidated financial statements and believes that they fairly represent the Company's financial position and the results of its operations in accordance with Canadian generally accepted accounting principles. Management has included amounts in the Company's consolidated financial statements based on estimates, judgements, and policies that it believes reasonable in the circumstances.

To discharge its responsibilities for financial reporting and for the safeguarding of assets, management believes that it has established appropriate systems of internal accounting control which provide reasonable assurance, at appropriate cost, that the assets are maintained and accounted for in accordance with its policies and that transactions are recorded accurately on the Company's books and records.

PricewaterhouseCoopers LLP were appointed the Company's auditors at the Annual General Meeting of Shareholders. Their report outlines the scope of their examination and their opinion.

President and CEO

CFO and Vice President Finance

Toronto, Ontario
November 8, 2002

CORPORATE INFORMATION

HEAD OFFICE
111 Richmond Street West
Suite 1116
Toronto, ON. M5H 2G4
Tel: (416) 364-4938
Fax: (416) 364-5162
info@avalonventures.com

DIRECTORS
Donald Bubar
F. Dale Corman
Alan Ferry
Brian D. MacEachen
Joseph G. Monteith
Lawrence Page

OFFICERS
Donald Bubar
President & CEO
R.J. (Jim) Andersen
CFO & VP, Finance
Lawrence Page
Chairman
Anne Jamieson
Secretary

STAFF AND CONSULTANTS
Paul Schmidt, P.Eng.
Project Manager
Les Heymann, P.Eng.
Metallurgist
Don Hains, P.Geo.
Minerals Marketing
Neil Pettigrew
Project Geologist
Richard Brett
Senior Technician
Jacqueline Miller
Assistant to the President

REGISTRAR AND
TRANSFER AGENT
Computershare Trust
Company of Canada
510 Burrard Street
Vancouver, B.C. V6C 3B9

SOLICITORS
Lexas Law Group
1185 W. Georgia Street
Suite 1550
Vancouver, B.C. V6E 4E6

ACCOUNTANTS
Forbes Andersen LLP
111 Richmond Street West
Suite 1005
Toronto, ON. M5H 2G4

AUDITORS
PricewaterhouseCoopers LLP
Suite 3000, Royal Trust Tower
Toronto-Dominion Centre
Toronto, Ontario M5K 1G8

ANNUAL
GENERAL MEETING
Toronto Board of Trade
Downtown Centre
1 First Canadian Place
3rd Floor
Toronto, Ontario
February 27, 2003
4:30 p.m.



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82-4427

AVALON VENTURES LTD.

111 Richmond Street West, Suite 1116
Toronto, Ontario M5H 2G4

03 FEB 11 AM 7:21

PROXY

ANNUAL AND SPECIAL GENERAL MEETING

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE COMPANY

The undersigned member of Avalon Ventures Ltd. ("the Company") appoints Donald S. Bubar, director, President, and Chief Executive Officer, or failing him, R. James Andersen, Chief Financial Officer and Vice-President, Finance, or____ as proxyholder on behalf of the undersigned to attend the Annual General Meeting of the Company's members to be held on Thursday, February 27, 2003, and any adjournment thereof, to act on behalf of and to vote the shares of the undersigned and to cast the number of votes the undersigned would be entitled to cast if personally present regarding the matters specified below.

The shares represented by this Proxy will be voted or withheld from voting in accordance with the instructions of the undersigned member and, if a choice is specified with respect to any matter to be acted on, the shares will be voted or withheld from voting accordingly. Where no choice is specified or where both choices are specified in respect of any matter to be acted on, the shares represented will be voted in favour of all matters. This Proxy gives the person named as nominee discretionary authority regarding amendments or variations to matters identified in the Notice of Meeting and other matters that may properly come before the Meeting.

VOTING CHOICES ON RESOLUTIONS

1. To appoint PricewaterhouseCoopers LLP, Chartered Accountants, as the Company's auditor until the next Annual General Meeting:

   In favour: [ ] Withhold vote: [ ]

2. To authorize the directors to fix the remuneration to be paid to the Company's auditor:

   In favour: [ ] Against: [ ]

3. To set the number of directors at six:

   In favour: [ ] Against: [ ]

4. (a) To elect as directors all the persons named in 4(b) below:

   In favour: [ ] Withhold vote: [ ]

OR

(b) To elect as director:

DONALD S. BUBAR	In favour: [ ]	Withhold vote: [ ]
LAWRENCE PAGE, Q.C.	In favour: [ ]	Withhold vote: [ ]
ALAN FERRY	In favour: [ ]	Withhold vote: [ ]
F. DALE CORMAN	In favour: [ ]	Withhold vote: [ ]
JOSEPH MONTEITH	In favour: [ ]	Withhold vote: [ ]
BRIAN D. MacEACHEN	In favour: [ ]	Withhold vote: [ ]

5. To ratify, confirm, and approve all acts done by and the proceedings of the Company's directors and officers on behalf of the Company since its last Annual General Meeting.

   In favour: [ ] Against: [ ]

6. To approve, with or without amendment, the following resolutions:

   (i) The Rights Plan adopted by the Company, on the terms set out in the Shareholder Rights Plan Agreement dated as of December 10, 1997 between the Company and Computershare Trust Company of Canada, as Rights Agent, as amended and extended by the amending agreement dated as of September 12, 2002, and all Rights issued under the Rights Plan are approved, ratified, and confirmed;

   (ii) The proposed amendment to the Company's Rights Plan Agreement, to extend the expiration time of the Rights Plan from the fifth anniversary of the Rights Plan Agreement to the close of business on the date of the first Annual General Meeting of the Company following the 10th anniversary of the date of the Rights Plan Agreement, is approved, subject to approval of the TSX Venture Exchange; and

   (iii) Any director or officer of the Company is authorized and directed, on behalf of the Company, to do all acts and to sign, whether under the corporate seal of the Company or otherwise, and deliver all documents that the Company considers necessary or desirable to give effect to these resolutions.

   In favour: [ ] Against: [ ]

82-4427

03 FEB 11 AM 7:21

AVALON VENTURES LTD.
111 Richmond Street, Suite 1116
Toronto, Ontario M5H 2G4
Telephone: (416) 364-4938

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF MEMBERS

TO THE MEMBERS:

TAKE NOTICE that the 2003 Annual and Special General Meeting of the members of **AVALON VENTURES LTD.** (the "Company") will be held at the Toronto Board of Trade Downtown Centre, 3rd Floor, 1 First Canadian Place, Toronto, Ontario, on:

Thursday, February 27, 2003

at 4:30 p.m. (Eastern Standard Time) for the following purposes:

1. To receive the 2003 report of the Directors;
2. To receive the Company's consolidated financial statements for the financial year ended August 31, 2002 and the auditor's report thereon;
3. To appoint an auditor for the next year and to authorize the directors to fix the auditor's remuneration;
4. To determine the number of directors and to elect directors;
5. To ratify, confirm, and approve all acts done by and the proceedings of the Company's directors and officers on the Company's behalf since the last Annual General Meeting;
6. To authorize the amendment and extension of the Company's Shareholder Protection Rights Plan Agreement; and
7. To transact any other business that may properly come before the meeting and any adjournment thereof.

An Information Circular and a form of Proxy accompany this Notice. The Information Circular provides additional information relating to the matters to be dealt with at the meeting and forms part of this Notice.

A shareholder entitled to attend and vote at the meeting is entitled to appoint a proxyholder to attend and vote in his place. If you are unable to attend the meeting or any adjournment in person, please read the Notes accompanying the enclosed form of Proxy and then complete, sign, and date the Proxy and return it within the time and to the location set out in the Notes. The Company's management is soliciting the enclosed form of Proxy but, as set out in the Notes, you may amend the Proxy if you wish by striking out the names listed and inserting in the space provided the name of the person you want to represent you at the meeting.

Please advise the Company of any change in your address.

DATED at Toronto, Ontario, this 14th day of January, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

"Donald S. Bubar"
President

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AVALON VENTURES LTD.

111 Richmond Street, Suite 1116
Toronto, Ontario M5H 2G4

INFORMATION CIRCULAR

as at and dated January 14, 2003 (unless otherwise noted)

MANAGEMENT SOLICITATION

This Information Circular is furnished in connection with the solicitation of proxies by management of AVALON VENTURES LTD. (the "Company") for use at the Annual and Special General Meeting (the "Meeting") of members of the Company to be held on Thursday, February 27, 2003, and at any adjournment of the Meeting. The solicitation will be by mail and possibly supplemented by telephone, electronic means or other personal contact to be made without special compensation by the Company's directors, officers or employees. The Company will not specifically engage employees or soliciting agents to solicit proxies. The Company does not reimburse shareholders, nominees, or agents for their costs of obtaining authorization from their principals to sign forms of proxy. The cost of solicitation will be borne by the Company.

APPOINTMENT OF PROXY HOLDER

The persons named in the enclosed form of proxy are the Company's directors or officers. **A member has the right to appoint a person (who need not be a member) other than the persons named as proxyholders in the enclosed form of proxy to attend and act on his behalf at the Meeting. To exercise this right, the member must either insert the name of the desired person in the blank space provided in the accompanying form of proxy and strike out the other names or complete another appropriate form of proxy.**

To be valid, the proxy must be dated and signed by the member or his or her attorney duly authorized in writing. If the member is a corporation, the proxy must be dated and signed by an authorized director, officer, or attorney of the corporation. A member must deliver:

1. the form of proxy; and
2. the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy thereof,

to the office of the Company's registrar and transfer agent, Computershare Trust Company of Canada, 2nd Floor, 510 Burrard Street, Vancouver, B.C., V6C 3B9, or to the Company's head office at the address listed on the cover page of this Information Circular, not less than 48 hours (Saturdays, Sundays, and holidays excepted) before the scheduled time of the Meeting or any adjournment thereof.

ADVICE TO NON-REGISTERED HOLDERS

Only registered holders of common shares of the Company or the persons they validly appoint as their proxy holders are permitted to vote at the Meeting. However, in many cases, common shares beneficially owned by a person (a "Non-Registered Holder) are registered either (i) in the name of an intermediary (an "Intermediary") (including, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans) that the Non-Registered Holder deals with in respect of the shares, or (ii) in the name of a clearing agency (such as the Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with the requirements of the Canadian Securities Administrators, the Company will have distributed copies of the Notice of Meeting, this Information Circular, and the enclosed form of

proxy (collectively, the "meeting materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders of common shares.

Intermediaries are required to forward the meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived his or her right to receive them. Intermediaries often use service companies to forward the meeting materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive meeting materials will either:

(i) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder, but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should properly complete the applicable form of proxy and submit it to the Company, c/o Computershare Trust Company of Canada, 2nd Floor, 510 Burrard Street, Vancouver, B.C., V6C 3B9, with respect to the common shares beneficially owned by such Non-Registered Holder, in accordance with the instructions elsewhere in this Information Circular; or

(ii) more typically, be given a form of proxy which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute authority and instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the Non-Registered Holder will be given a page of instructions which contains a removable label containing a barcode or other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit the Non-Registered Holder to direct the voting of the shares he or she beneficially owns.

Should a Non-Registered Holder who receives either form of proxy wish to vote at the Meeting in person, the Non-Registered Holder should strike out the persons named in the proxy and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

REVOCABILITY OF PROXY

Any member who returns the enclosed form of proxy may revoke it at any time before it is exercised. A member or his attorney authorized in writing or, if the member is a corporation, an authorized officer or attorney of the corporation, may revoke a proxy by signing a written notice or document to that effect and delivering it either to:

1. the office of the Company's registrar and transfer agent or the Company's head office at least 24 hours before the scheduled time of the Meeting or any adjournment thereof; OR
2. the Chairman of the Meeting before the scheduled commencement of the Meeting or any adjournment thereof.

An Non-Registered Holder may revoke a proxy authorization form (voting instructions) or a waiver of the right to receive meeting materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of proxy authorization form (voting instructions) or of a waiver of the right to receive materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

VOTING OF PROXIES

Nominees named in the accompanying form of proxy will vote or withhold from voting the shares represented by the proxy in accordance with the instructions of the member (provided such instructions are certain) and, if such member has specified a choice with respect to any matter to be acted on at the Meeting, the shares will be voted or withheld from voting accordingly. Where no choice is specified or where both choices are specified in respect of any matter to be acted on, the shares represented will be voted in favour of all matters.

The enclosed form of proxy gives the persons named as proxyholders discretionary authority regarding amendments or variations to matters identified in the Notice of Meeting and any other matter that may properly come before the Meeting. As of the date of this Information Circular, management is not aware of any such amendment, variation or other matter proposed or likely to come before the Meeting. **However, if any such amendment, variation or other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote on such other business in accordance with their judgement.**

A member may indicate the manner in which the persons named in the enclosed proxy are to vote with respect to any matter by marking an "X" in the appropriate space. If the member wishes to give the persons named in the proxy a discretionary authority with respect to any matter described in the proxy, then the space should be left blank. **In such instance, the proxyholders nominated by management will vote the shares represented by the proxy in accordance with their judgment.**

RECORD DATE, VOTING SHARES, AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 100,000,000 common shares without par value and 25,000,000 Preferred Shares without par value.

The record date for determining all members entitled to receive notice of, attend, and vote at the Meeting was fixed by the Company's directors as January 14, 2003. There were 25,325,248 common shares issued and outstanding as of January 14, 2003. At a general meeting of the Company, on a show of hands, every member present in person and entitled to vote and every proxy holder duly appointed by a member who would have been entitled to vote will have one vote and, on a poll, every member present in person or represented by proxy or other proper authority will have one vote for each share of which the member is the registered holder. In order to approve a motion proposed at the Meeting, a majority of greater than 50% of the votes cast will be required to pass an ordinary resolution, and a majority of at least 75% of the votes cast will be required to pass a special resolution.

To the knowledge of the Company's directors and senior officers, the following persons beneficially own shares carrying more than 10% of all voting rights as of January 7, 2003:

Name of Shareholder	Number of Shares Owned	Percentage of Issued and Outstanding Shares
CDS & Co.(1)	20,640,769	83.7%

(1) CDS & Co. is a holding company for shares held in brokerage accounts for Non-Registered Holders. The Company's management does not know who beneficially owns these shares.

ELECTION OF DIRECTORS

Management proposes to nominate the persons named in the following table for election as director. Each director elected will hold office until the next Annual General Meeting or until that person sooner ceases to be a director.

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The members will be asked to pass an ordinary resolution to set the number of directors of the Company at six for the next year, subject to any increases permitted by the Company's Articles.

Unless a member provides other instructions, the enclosed proxy will be voted for the nominees listed below, all of whom are presently members of the Board of Directors. Management does not expect that any of the nominees will be unable to serve as a director. If before the Meeting any vacancies occur in the slate of nominees listed below, the person named in the proxy will exercise his or her discretionary authority to vote the shares represented by the proxy for the election of any other person or persons as directors.

The following information concerning the proposed nominees has been furnished by each of them:

Name and Present Office Held	Director Since	Number of Shares Beneficially Owned, Directly or Indirectly, or over which Control or Direction is Exercised(1)	Principal Occupation During the Past Five Years
DONALD S. BUBAR **Director, President and Chief Executive Officer**	February 17, 1995	1,004,500	Consulting Geologist; President of the Company since 1995
LAWRENCE PAGE, Q.C. Director and Chairman	July 24, 1991	21,000	Lawyer; Principal of Lawrence Page, Q.C. Law Corporation; director and/or officer of numerous reporting companies, including Newcoast Silver Mines Ltd., Northern Crown Mines Ltd., Quaterra Resources Inc., Rio Fortuna Exploration Corp., and Western Copper Holdings Limited
ALAN FERRY(2) **Director**	February 24, 2000	Nil	Chartered Financial Analyst, with Dominick and Dominick Securities Inc.; director of several other reporting companies including Guyana Goldfields Ltd.
F. DALE CORMAN Director	March 14, 1995	Nil	Engineer; Chairman and CEO of Western Copper Holdings Limited; director of several other reporting companies, including Pacific Sapphire Company
JOSEPH G. MONTEITH Director	February 24, 2000	365,000	Chemical Engineering Technologist; President of Stormceptor Corporation and three other private industrial companies
BRIAN D. MacEACHEN(2) **Director**	November 16, 1998	160,000	Consultant; Chartered Accountant; formerly Chief Financial Officer of Salter Street Films and prior to that Treasurer of Franco-Nevada Mining Corporation Ltd.

(1) As at January 14, 2003.
(2) Denotes a member of the audit committee.

All of the nominees reside in Canada, except F. Dale Corman, who is a resident of the United States.

On December 20, 2002, the Company published the Advance Notice of Meeting in *The Province* newspaper, Vancouver, British Columbia and also filed it with the British Columbia and Alberta Securities Commissions and the TSX Venture Exchange (the "Exchange"). The Advance Notice of Meeting invited nominations for directors of the Company, as required by section 111 of the *Company Act* (British Columbia).

EXECUTIVE COMPENSATION

Compensation of Named Executive Officer

The table below sets out particulars of compensation paid to the following executive officers for services to the Company during the three most recently completed financial years:

(a) the individual who served as the Company's chief executive officer or acted in a similar capacity ("CEO") during the most recently completed financial year;

(b) each of the Company's four most highly compensated executive officers, other than the CEO, who was serving as an executive officer at the end of the most recently completed financial year and whose total salary and bonus exceeded $100,000 per year; or

(c) any additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year,

(each of whom is a "Named Executive Officer").

Summary Compensation Table

Name and Principal Position	Year(1)	Annual Compensation			Long Term Compensation			All Other Compensation ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities under Options/ SARs(2) Granted	Restricted Shares or Restricted Share Units ($)	LTIP(3) Payouts ($)	
Donald S. Bubar President and CEO	2002	8,000(4)	Nil	84,000(5)	550,000/Nil	Nil	Nil	Nil
	2001	8,000(4)	Nil	94,000(5)	100,000/Nil	Nil	Nil	Nil
	2000	8,000(4)	Nil	95,200(5)	Nil/Nil	Nil	Nil	Nil

(1) Financial year ended August 31.
(2) Stock appreciation rights. The Company has not granted any SARs.
(3) Long-term incentive plan. The Company does not have any LTIP.
(4) Including $2,000 accrued directors' fees.
(5) Paid or accrued to D.S. Bubar and Associates as fees for mineral exploration consulting services.

Incentive Stock Options to Named Executive Officers

The Company may grant, under the policies of the Exchange, incentive stock options to the following persons in consideration of them providing services to the Company:

(a) directors, officers, and employees of the Company or a subsidiary;

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(b) employees of a company providing management services to the Company; or

(c) permitted consultants providing consulting services to the Company or a subsidiary.

The number of shares subject to each option is determined by the Company's Board of Directors within the guidelines established by the Exchange. The options enable those persons to purchase shares of the Company at a price fixed in accordance with the rules of the Exchange. The option agreement must provide that the option can be exercised only by the optionee and only as long as the optionee continues to serve the Company in one of the capacities described in (a) to (c) above and for not more than 90 days after ceasing to serve the Company in any capacity or, if the optionee dies, one year after the date of the optionee's death. The options are exercisable by the optionee giving the Company written notice and payment of the exercise price for the number of shares to be acquired.

The following table discloses the particulars of options to purchase common shares granted by the Company to any Named Executive Officer during the last financial year:

Option/SAR Grants During the Most Recently Completed Financial Year

Name of Executive Officer	Securities Under Options/SARs[1] Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Donald S. Bubar	300,000 250,000	40.5% 33.8%	0.38 0.27	0.33 0.24	Oct. 10, 2006 March 12, 2007

(1) The Company has not granted any SARs.

No Named Executive Officer exercised an option during the most recently completed financial year.

The Company did not reprice downward any options held by any Named Executive Officer during the most recently completed financial year.

Termination of Employment, Change in Responsibilities, and Employment Contracts

Under an agreement dated May 31, 1995, the Company pays to Donald S. Bubar, in his capacity as the Company's President, a gross monthly salary of $500 based on the expenditure of 10 days per month of Mr. Bubar's time towards the Company's affairs. The Company reimburses Mr. Bubar for all travelling and other out-of-pocket expenses incurred in connection with the performance of his duties as President.

Under an agreement dated March 1, 1998, D.S. Bubar and Associates ("D.S. Bubar"), a firm of consulting geologists which includes Donald S. Bubar, agreed to provide mineral exploration consulting services to the Company for a term of three years in consideration of a daily fee of $400 plus applicable goods and services tax. D.S. Bubar renders an invoice to the Company at the end of each month and is responsible for payment of its own taxes on income. D.S. Bubar provides services to the Company at the rate of a minimum of 10 days and a maximum of 20 days per month or any greater percentage of time that the Board of Directors may request. The Company also agreed to reimburse D.S. Bubar for all travelling and other out-of-pocket expenses, without duplication, incurred in connection with the provision of the consulting services and for other technical support services provided such as drafting and data processing. The agreement also provides that if D.S. Bubar's services are terminated within six months of a change of control of the Company, then the Company will pay to D.S. Bubar, immediately on termination, a lump sum in cash equal to:

(a) the amount that the Company would have been required to pay to D.S. Bubar for the balance of the term of the agreement or the amount equal to two years of fees, calculated based on D.S. Bubar working 20 days per month, whichever is greater; and

(b) the amount equal to two years of fees at the rate of $8,000 per month.

"Control" means: (i) the right to exercise 20% or more of the voting rights attached to all of the Company's outstanding voting securities; or (ii) the right to elect or appoint, directly or indirectly, a majority of the Company's directors.

Other than the arrangement with D.S. Bubar disclosed above, the Company has no plan or arrangement to pay or otherwise compensate any Named Executive Officer if his employment is terminated as a result of resignation, retirement, change of control, etc. or if his responsibilities change following a change of control, where the value of this compensation exceeds $100,000 per Named Executive Officer.

Compensation of Directors

The directors of the Company each received or accrued directors' fees of $500 per quarter, for a total of $2,000 each during the financial year ended August 31, 2002.

During the financial year ended August 31, 2002, the Company accrued or paid legal fees totalling $23,594 to a corporation owned by a director of the Company.

During the most recently completed financial year, the Company granted to its directors the incentive stock options described in the following table:

Name of Director	Securities Under Options Granted (#)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Donald S. Bubar	300,000 250,000	0.38 0.27	0.33 0.24	Oct. 10, 2006 March 12, 2007
F. Dale Corman	50,000	0.27	0.24	March 12, 2007
Lawrence Page, Q.C.	25,000	0.27	0.24	March 12, 2007

None of the Company's directors exercised an option during the most recently completed financial year.

Pension Plans

The Company has not established any pension plan or retirement benefit plan and none is proposed at this time.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Exchange requires that each Tier 1 listed company disclose its polices with respect to corporate governance. This disclosure must be made in accordance with the guidelines contained in Section 474 of the TSX Inc. Company Manual (the "Guidelines"). The Company's approach to corporate governance matters is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to protect and enhance shareholder value. The Company's disclosure addressing each of the Guidelines is set out in Schedule "A" to this Information Circular.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the Company's directors or senior officers, proposed nominees for election as directors, or associates of any of them, is or has been indebted to the Company or its subsidiaries at any time since the beginning of the most recently completed financial year and no indebtedness remains outstanding as at the date of this Information Circular.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

1. Under a private placement that closed on January 11, 2002, the Company issued an aggregate 1,040,000 flow-through units at a price of $0.25 per flow-through unit. The following two insiders of the Company purchased flow-through units under the private placement:

Name and Position	Number of Flow-Through Units
Donald S. Bubar, Director, President and Chief Executive Officer	40,000
R. James Andersen, Chief Financial Officer and Vice-President, Finance	200,000

Each flow-through unit consisted of one flow-through common share and one-half non-transferable flow-through share purchase warrant. Each whole flow-through share purchase warrant entitles the holder to purchase one additional flow-through share at the price of $0.45 per share until December 28, 2002 and at the price of $0.65 per share until December 26, 2003. None of these warrants have been exercised.

2. Under an agreement dated May 1, 1996, the Company paid to Ian Campbell, in his capacity as Vice-President, Exploration, of the Company, a gross monthly salary of $500 based on the expenditure of 10 days per month of Mr. Campbell's time towards the Company's affairs. The Company reimbursed Mr. Campbell for all travelling and other out-of-pocket expenses incurred in connection with the performance of his duties as Vice-President, Exploration. Mr. Campbell ceased to be Vice-President, Exploration of the Company on December 9, 2001.

3. Under a consulting agreement dated May 1, 1999, Campbell & Associates Geological Services Inc. ("Campbell"), a private company wholly owned by Ian Campbell, agreed to provide mineral exploration consulting and management services to the Company for a term of three years in consideration of a daily fee of $400 plus applicable goods and services tax. Campbell provided services to the Company at the rate of a minimum of 10 days and a maximum of 20 days per month or any greater percentage of time that the Board of Directors requested. The Company has also agreed to reimburse Campbell for all travelling and other out-of-pocket expenses incurred in connection with the provision of the consulting services. The agreement also provided that if Campbell's services were terminated within six months of a change of control of the Company, then the Company would pay to Campbell, immediately on termination, a lump sum in cash equal to:

   (a) the amount that the Company would have been required to pay to Campbell for the balance of the term of the agreement or the amount equal to two years of fees, calculated based on Campbell working 20 days per month, whichever is greater; and

   (b) the amount equal to two years of fees at the rate of $8,000 per month.

   "Control" means: (i) the right to exercise 20% or more of the voting rights attached to all of the Company's outstanding voting securities; or (ii) the right to elect or appoint, directly or indirectly, a majority of the Company's directors.

   On November 9, 2001, the Company gave notice of termination of Campbell's consulting agreement and the effective date of termination was December 9, 2001.

No other insider of the Company, no proposed nominee for election as a director of the Company, and no associate or affiliate of any of these persons, has any material interest, direct or indirect, in any transaction since the commencement of the Company's last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries, other than as disclosed under the headings "Executive Compensation" and "Particulars of Matters to be Acted On".

APPOINTMENT OF AUDITOR

Unless otherwise instructed, the proxies given in this solicitation will be voted for the re-appointment of PricewaterhouseCoopers LLP, Chartered Accountants, of Toronto, Ontario, as the Company's auditor to hold office until the Company's next annual general meeting. The Company proposes that the Board of Directors will be authorized to fix the remuneration to be paid to the auditor. PricewaterhouseCoopers LLP was first appointed the Company's auditor on June 8, 2001.

Unless otherwise instructed, the proxies solicited by management will be voted for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as the Company's auditor.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED ON

None of the Company's directors or senior officers, no proposed nominee for election as a director of the Company, none of the persons who have been directors or senior officers of the Company since the commencement of the Company's last completed financial year, and no associate or affiliate of any of these persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting, other than as disclosed under the heading "Particulars of Matters to be Acted On".

PARTICULARS OF MATTERS TO BE ACTED ON

Extension of Shareholder Rights Plan

The Company is party to a Shareholder Rights Plan Agreement dated December 10, 1997 (the "Rights Plan Agreement") with Montreal Trust Company of Canada (now Computershare Trust Company of Canada) as Rights Agent, pursuant to which the Company issued rights entitling the purchase of common shares of the Company ("Rights") prior to the "Expiration Time" (the "Rights Plan"). The terms and conditions of the Rights Plan are described in more detail below.

In the absence of an amendment to the definition of Expiration Time in the Rights Plan Agreement, the Rights would have expired on December 10, 2002, being the fifth anniversary of the date of the Rights Plan Agreement. The Board of Directors is of the view that the original reasons for entering into the Rights Plan Agreement continue to apply and that it is appropriate to extend the expiry time of the Rights, and to seek shareholder approval therefor, to a time more closely connected to an annual general meeting of the Company.

On September 12, 2002, the Board of Directors authorized and the Company signed an amending agreement whereby the Rights Plan Agreement was amended to extend the expiry time of the Rights to the close of business on the date of the first Annual General Meeting of the Company following the 10th anniversary of the date of the Rights Plan Agreement.

The Rights Plan Agreement is currently effective, but is subject to Exchange approval and confirmation by the Company's shareholders. At the Meeting, shareholders will be asked to consider and, if thought fit, pass an ordinary resolution confirming and extending the Rights Plan Agreement and all Rights issued under the Rights Plan, subject to Exchange approval. The text of the resolution is as follows:

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"IT IS RESOLVED THAT:

1. The Rights Plan adopted by the Company, on the terms set out in the Shareholder Rights Plan Agreement dated as of December 10, 1997 between the Company and Computershare Trust Company of Canada, as Rights Agent, as amended and extended by the amending agreement dated as of September 12, 2002, and all Rights issued under the Rights Plan are approved, ratified, and confirmed;

2. The proposed amendment to the Company's Rights Plan Agreement, to extend the expiration time of the Rights Plan from the fifth anniversary of the Rights Plan Agreement to the close of business on the date of the first Annual General Meeting of the Company following the 10th anniversary of the date of the Rights Plan Agreement, is approved, subject to approval of the TSX Venture Exchange; and

3. Any director or officer of the Company is authorized and directed, on behalf of the Company, to do all acts and to sign, whether under the corporate seal of the Company or otherwise, and deliver all documents that the Company considers necessary or desirable to give effect to these resolutions."

A copy of the Shareholder Rights Plan Agreement and the amending agreement are available for review during normal business hours at the registered office of the Company, 1550 – 1185 West Georgia Street, Vancouver, British Columbia, V6E 4E6.

Directors' Recommendations

The Board of Directors believes that the extension of the Rights Plan is in the best interests of the Company and its shareholders and recommends that shareholders vote in favour of the continuation of the Rights Plan for an additional approximate five years.

Background and Purpose of the Rights Plan

The Rights Plan is designed to encourage the fair treatment of the Company's shareholders in connection with any take-over offer for the Company. The Rights Plan is not intended to deter or prevent take-over bids. The Rights Plan will: (a) provide the Company's directors and shareholders with more time to fully consider any unsolicited take-over bid for the Company without undue pressure; (b) allow the directors to explore and develop, if appropriate, other alternatives to maximize shareholder value; and (c) allow additional time for competing bids to emerge.

Terms of the Rights Plan

The following is a brief summary of the terms of the Rights Plan. This summary is qualified in its entirety by the Shareholder Rights Plan Agreement.

General

To implement the Rights Plan, the Company issued one Right for each common share outstanding as at 4:00 p.m. (Pacific Standard Time) on December 10, 1997 (the "Record Time"). The Company has also issued one Right for each additional common share issued after the Record Time. Each Right entitles the holder to purchase one common share of the Company at a price of $30 per share, subject to certain anti-dilution adjustments. The Rights cannot be exercised, however, until the Separation Time (defined below). If a Flip-in Event (defined in the Rights Plan Agreement) occurs, each Right will entitle the holder to purchase, for $30, one common share having a market value of $60.

Trading of Rights

Until the Separation Time, the Rights will be evidenced by the certificates for the Company's outstanding common shares and the Rights will be transferred with, and only with, the common shares. After the Separation Time, the Rights will become exercisable, will be evidenced by separate Rights certificates, and will be transferable separately from the common shares.

Separation Time

The Rights will separate and trade apart from the common shares and become exercisable after the Separation Time. The "Separation Time" generally means the close of business on the eighth trading day after the earlier of:

(a) the date of the commencement of or first public announcement of a person's intent to commence a take-over bid (other than a permitted bid or a competing permitted bid) to acquire beneficial ownership of 20% or more of the Company's voting shares; and

(b) the date of the first public announcement that a person has become an Acquiring Person (as defined in the Rights Plan Agreement) by acquiring 20% or more of the Company's voting shares.

Permitted Bids

Permitted Bids are exempt from the operation of the Rights Plan. In summary, a "Permitted Bid" is a take-over bid made by way of a take-over bid circular and that also complies with the following requirements:

(a) the bid is made to all holders of voting shares of the Company and for all outstanding voting shares;

(b) the take-over bid must be open for a least 60 days and more than 50% of the Company's outstanding voting shares (other than shares beneficially owned by the offeror on the date of the bid) must be deposited under the bid and not withdrawn before any shares may be taken and paid for;

(c) voting shares may be tendered at any time during this 60 day period and may be withdrawn until taken up and paid for; and

(d) if more than 50% of the voting shares are so deposited and not withdrawn, a public announcement of this fact must be made and the bid must remain open for another 10 business days.

If an offeror successfully completes a Permitted Bid, the Rights Plan provides that the Company will redeem the Rights at $0.0001 per Right.

Shareholder Approval

In order for the Rights Plan to be confirmed and extended, common shareholders who vote must pass the resolution by a majority of votes cast in its favour.

Management is not aware of any other matter to come before the Meeting other than as set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, the persons named in the enclosed form of proxy intend to vote the shares represented thereby in accordance with their best judgement on that matter.

BY THE ORDER OF THE BOARD OF DIRECTORS OF AVALON VENTURES LTD.

"DONALD S. BUBAR"
President

82-4427

SCHEDULE "A"

AVALON VENTURES LTD.
(the "Company")

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The TSX Venture Exchange requires that each Tier 1 listed company disclose its polices with respect to corporate governance. This disclosure must be made in accordance with the guidelines contained in Section 474 of the TSX Inc. Company Manual (the "Guidelines"). The Company's approach to corporate governance matters is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to protect and enhance shareholder value.

The Company's Statement of Corporate Governance Practices follows.

Mandate of the Board of Directors

The Guidelines require that the board of directors of a listed company explicitly assume responsibility for the stewardship of the company, including responsibility for (i) adoption of a strategic planning process, (ii) identification of the principal risks of the company's business and ensuring the implementation of appropriate systems to manage these risks, (iii) succession planning, including appointing, training and monitoring of senior management, (iv) implementation of a communication policy for the company, and (v) the integrity of the company's internal control and management information systems.

The Board is responsible for the supervision of the management of the Company and for approving the overall direction of the Company in a manner that is in the best interests of the Company and its shareholders. The Board participates fully in assessing and approving strategic plans and material prospective decisions proposed by management. To ensure that the principal business risks that are borne by the Company are appropriate, the Board receives periodic reports from management on the Company's assessment and management of such risks. The Board regularly monitors the financial performance of the Company, including receiving and reviewing detailed financial information contained in management reports.

The Board monitors the activities of the senior management through regular meetings and discussions amongst the Board and between the Board and senior management. The Board holds regular meetings at least four times per year. Additional meetings are normally held to address special items of business and the frequency of meetings as well as the nature of agenda items change depending upon the state of the Company's affairs and in light of opportunities or risks that the Company faces from time to time.

The Compensation and Nomination Committee reviews, reports and, where appropriate, provides recommendations to the Board on succession planning matters and, in conjunction with the Board of Directors, monitors the performance of senior management.

Each member of the Board of Directors and the Audit Committee reviews and, where required, approves statutory disclosure documents prior to their distribution to shareholders. In addition, the Company has a shareholder relations process to respond to shareholder questions and concerns. All communications from shareholders are referred to the appropriate corporate officer for response, consideration or action. Management promptly advises the Board of Directors if any significant issues are raised by shareholders. In addition, the Company communicates with its shareholders, securities analysts and the media regularly on developments in its business and results, through the annual report, quarterly financial statements and reports to shareholders, press releases and material change reports, when needed.

The Board, directly and through its Audit Committee, regularly assesses the integrity of the Company's internal control and management information systems.

Composition and Independence of the Board of Directors

The Guidelines require that (i) the board of directors of a listed company determine the status of each director as a related or unrelated director, based on each director's interest in, or other relationship with, the company, (ii) the board of directors be constituted with a majority of directors who qualify as unrelated directors, (iii) the board of directors examine its size with a view to determining the impact of the number of directors upon the effectiveness of the board, (iv) the board of directors establish procedures to enable the board to function independently of management and (v) the board of directors implement a system which enables an individual director to engage an outside advisor at the expense of the company in appropriate circumstances.

Under the Guidelines, an "unrelated director" is a director who is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the company, other than interests and relationships arising from the holding of shares of the company. Under the Guidelines, a member of management who is a director is a related director. A significant shareholder is a shareholder that is able to exercise a majority of the votes for the election of the board of directors.

The Company's Board of Directors currently has six (6) members. Of the current Board, four (4) of its members (Mr. Dale Corman, Mr. Alan Ferry, Mr. Brian MacEachen and Mr. Joseph Monteith) are considered by the Board to be unrelated directors within the meaning of the Guidelines. The Board therefore has a majority of unrelated directors.

The Board believes that all of its directors make a valuable contribution to the Board and the Company. Mr. Lawrence Page and Mr. Donald S. Bubar, although not "unrelated directors", possess an extensive knowledge of the Company's business that has proven to be beneficial to the other directors, and their participation as directors contributes to the effectiveness of the Board. The Board also believes that the directors are sensitive to conflicts of interest and excuse themselves from deliberations and voting in appropriate circumstances. In deciding whether a particular director is or is not a "related director", the Board examined the factual circumstances of each director and considers them in the context of relevant factors.

The Board of Directors is of the view that its size and composition are well suited to the circumstances of the Company and allow for the efficient functioning of the Board as a decision-making body.

While there are no formal structures in place to ensure that the Board can function independently of Management, the Board of Directors of the Company is free to ask one or more members of Management to withdraw during certain discussions and the Directors of the Company would not hesitate to meet without the presence of the members of Management who are also Directors, including the CEO and President, if the circumstances were to so require.

Individual directors can, if required, retain outside advisors at the Company's expense.

Committees of the Board of Directors

The Guidelines require that (i) committees of the board of directors of a listed company generally be composed of outside directors (that is, directors who are not employees or officers of the company), the majority of whom are unrelated directors, (ii) every board of directors expressly assume responsibility, or assign to a committee of directors responsibility, for the development of the company's approach to governance issues, (iii) the audit committee of every board of directors be composed only of outside directors, and the role of the audit committee be specifically defined and include the responsibility for overseeing management's system of internal control, (iv) the audit committee have direct access to the company's external auditor, and (v) the board of directors appoint a committee, composed solely of outside directors of whom the majority are unrelated, with the responsibility for proposing new nominees to the board and for assessing directors on an ongoing basis.

The Board of Directors is responsible for developing and monitoring the Company's approach to governance issues and for the Company's response to the Guidelines.

Audit Committee

The Audit Committee comprises Mr. Alan Ferry and Mr. Brian MacEachen, both of whom are unrelated directors. The Audit Committee has had direct contact with the Company's external auditors and has had direct involvement in the review of quarterly and annual financial statements. The Audit Committee is also responsible for overseeing management's system of internal control.

Compensation and Nomination Committee

The Compensation and Nomination Committee comprises Mr. Dale Corman and Mr. Joseph Monteith, both of whom are unrelated directors. The Compensation and Nomination Committee has the responsibility, upon the recommendation of the CEO, for determining salaries and the extent of participation in any incentive programs. In addition, this Committee determines, based on the proposal of the CEO, the persons eligible to benefit from the stock option plan and in which proportion, according to their position. The Compensation and Nomination Committee also assesses the performance of the CEO; the Committee's recommendations in this regard are then presented to the Board of Directors. To fill a vacancy on the Board of Directors, the CEO will submit a candidate's name to the Compensation and Nomination Committee for its consideration. If the Compensation and Nomination Committee endorses the candidacy, the candidate's name is then submitted to the Board of Directors for approval.

While there is no formal process for assessing Directors on an ongoing basis, the Directors feel free to discuss specific situations from time to time among themselves and/or with the CEO and if need be, steps are taken to remedy the situation, which steps may include a request for resignation.

Limitation of Management's Responsibilities and Authority

The Guidelines require the board of directors of a listed company, together with its chief executive officer, to develop mandates for the board and for the chief executive officer, including the definition of limits to management's responsibilities.

The Board of Directors is, by law, responsible for managing the business and affairs of the Company. Any responsibility that is not delegated to either management or a committee remains with the Board. In general, all matters of policy and all actions proposed to be taken which are not in the ordinary course of business require the prior approval of the Board or of a Board committee to which approval authority has been delegated.

The Board generally requires that all material transactions receive prior Board approval. In this regard, virtually all financing transactions are considered material to the Company. In addition, any property acquisition, divestiture or significant exploration program requires the approval of the Board of Directors.

The CEO is responsible for managing the day-to-day operations of the Company, which includes the supervision of the senior management team, the Company's outside consultants and exploration staff. The CEO is responsible for the implementation of the Company's corporate objectives and the resolutions of the Board and the appropriate and timely feedback of the results of these efforts. The Board has approved the CEO's corporate objectives.

Senior management understands the expectations of the Board and the Board regularly monitors the performance of the technical and financial activities of Management. The Board requires management to keep the Board informed in a timely and candid manner of the progress of the Corporation towards the achievement of its established goals, and of any material deviations from such goals or from corporate strategies and policies that have been approved by the Board.

Recruitment of New Directors and Assessment of Board Performance

The Guidelines require that (i) every board of directors of a listed company implement a process for assessing the effectiveness of the board of directors and the committees of the board and the contribution of individual directors, (ii) every company provide an orientation and education program for new directors, and (iii) every board review the adequacy and form of compensation of directors and ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director.

While there is no formal process for assessing the effectiveness of the board of directors, its committees or individual directors on an ongoing basis, the directors feel free to discuss specific situations from time to time among themselves and/or with the CEO and if need be, steps are taken to remedy the situation, which steps may include a request for resignation.

New directors participate in an initial information session on the Company in the presence of the management representatives. In addition, they are furnished with appropriate documentation relating to the commercial activities of the Company and the internal organization of the Company. The meetings in which new directors participate as well as discussions with other directors and with management permit new directors to familiarize themselves rapidly with the operations of the Company.

The Nomination and Compensation Committee of the Board of Directors periodically reviews its compensation policies in light of market conditions, current industry standards and in light of changing risks and responsibilities.

At this time the Nomination and Compensation Committee and the Board of Directors are satisfied with the composition and effectiveness of the Board of Directors, its committees and the senior executives of the Company.

Conclusions

The Board of Directors of the Company believes that the Board and its committees follow effective corporate governance practices in the context of the resource exploration and development business of the Company.

The Board will continue to periodically review its practices as they relate to corporate governance and will make such changes as they are warranted.

82-4427

AVALON VENTURES LTD.
(the "Company")

RETURN CARD

Dear Shareholder:

If you wish to be put on the Company's Supplemental Mailing List to receive copies of the Company's interim financial statements for the current financial year, please complete this form and return it to the Company's registrar and transfer agent, Computershare Trust Company of Canada, 2nd Floor, 510 Burrard Street, Vancouver, B.C., V6C 3B9.

Signature: ______________________________

Name (please print): ______________________________

Address: ______________________________

____

Number and Class
of Voting Shares Held: ______________________________

{W:\general\64050\101-95\00031711.DOC}

82-4427

BC FORM 51-901

QUARTERLY REPORT

Incorporated as part of Schedule A

ISSUER DETAILS:	
Name of Issuer	**AVALON VENTURES LTD.**
Issuer's Address	111 Richmond Street West, Suite 1116 Toronto, Ontario, M5H 2G4
Issuer Telephone Number	(416) 364-4938
Issuer Fax Number	(416) 364-5162
Contact Person	Donald S. Bubar
Contact's Position	President
Contact Telephone Number	(416) 364-4938
Contact Email Address	info@avalonventures.com
Web Site Address	www.avalonventures.com
For Quarter Ended	November 30, 2002
Date of Report	January 24, 2003

Certificate

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

"Donald S. Bubar"	2003/01/24
Name of Director	**Date Signed**
"Brian MacEachen"	2003/01/24
Name of Director	**Date Signed**

82-4427

Avalon Ventures Ltd.

Consolidated Balance Sheets
As at November 30, 2002, November 30, 2001 and August 31, 2002
(Unaudited)

	November 30, 2002	November 30, 2001	August 31, 2002
Assets			
Current Assets			
Cash and cash equivalents	$ 65,505	$ 593,426	$ 116,577
Joint venture receivables	5,448	55,815	23,861
Other receivables	17,395	33,874	13,918
	88,348	683,115	154,356
Investments	112,948	187,125	121,193
Resource Properties	4,920,459	5,056,596	4,848,124
Capital Assets	6,824	7,080	7,377
Patents - Process Technology	19,909	21,259	20,247
	$ 5,148,488	$ 5,955,175	$ 5,151,297
Liabilities			
Current Liabilities			
Accounts payable	$ 214,213	$ 268,868	$ 165,327
Joint venture advances	16,611	105,822	16,611
	230,824	374,690	181,938
Shareholders' Equity			
Share Capital	18,167,098	17,849,078	18,167,098
Deficit	(13,249,434)	(12,268,593)	(13,197,739)
	4,917,664	5,580,485	4,969,359
	$ 5,148,488	$ 5,955,175	$ 5,151,297

Approved on behalf of the Board

"Donald S. Bubar", Director

"Brian MacEachen", Director

82-4427

Avalon Ventures Ltd.

Consolidated Statements of Operations and Deficit
For the Three Months Ended November 30
(Unaudited)

	2002	2001
Revenue		
Interest income	$ 430	$ 3,934
Management fees	650	29,846
	1,080	33,780
Expenses		
Amortization	891	911
Consulting fees	17,815	34,800
Directors' fees and expenses	3,000	-
Insurance	1,456	1,226
Interest and bank charges	338	86
Office and general	1,290	3,593
Professional fees	12,855	20,428
Public and investor relations	2,236	10,979
Rent and utilities	4,946	5,466
Salaries and benefits	2,256	15,687
Shareholders' information	537	1,135
Transfer and filing fees	1,689	3,455
Travel	2,041	8,884
	51,350	106,650
Loss Before the Undernoted Items	(50,270)	(72,870)
Abandoned Resource Properties	-	(42,247)
Gain (Loss) on Sale of Investments	(1,425)	-
Loss for the Period	(51,695)	(115,117)
Deficit - Beginning of Period	(13,197,739)	(12,153,476)
Deficit - End of Period	$ (13,249,434)	$ (12,268,593)
Loss per Share	$ -	$ -

82-4427

Avalon Ventures Ltd.

Consolidated Cash Flow Statements
For the Three Months Ended November 30
(Unaudited)

	2002	2001
Cash Flows from Operating Activities		
Cash received from joint venture partners	$ 650	$ 29,846
Cash paid to suppliers and employees	(33,599)	(94,008)
Interest received	430	8,501
Interest paid	(5,000)	-
	(37,519)	(55,661)
Cash Flows from Investing Activities		
Resource property expenditures	(38,786)	(353,837)
Reimbursement of joint venture costs	18,413	249,151
Proceeds from sale of investments	6,820	-
	(13,553)	(104,686)
Change in cash and cash equivalents	(51,072)	(160,347)
Cash and cash equivalents - beginning of period	116,577	753,773
Cash and cash equivalents - end of period	$ 65,505	$ 593,426
Non-cash financing and investing activities		
Common shares issued to acquire resource properties	$ -	$ 25,500

82-4427

Avalon Ventures Ltd.

Notes to Consolidated Financial Statements
For the Three Months Ended November 30, 2002
(Unaudited)

1. Accounting Policies

These interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. These consolidated financial statements are based on accounting principles and practices consistent with those used in the preparation of the Company's annual consolidated financial statements. Certain information and note disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim consolidated financial statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's 2002 annual report.

2. Subsequent Events

Subsequent to the quarter ended November 30, 2002 the Company:

a) issued 670,000 flow-through share units for proceeds of $100,500. Each flow-through unit consists of one flow-through common share and one non-transferable share purchase warrant, each warrant will entitle the holder to purchase one non-flow-through common share for a period of two years at a price of $0.20 until December 31, 2004.

b) completed granting of an option to two companies to acquire a combined 50% interest in the Black Bay Ni-Cu-PGE property. To acquire this interest, the optionees must pay $30,000 cash, issue 35,000 shares by McVicar Minerals Ltd. (one of the optionees) upon signing of the option agreement, and must incur $1,500,000 of exploration expenditures on or before October 29, 2006. The optionees have the right to increase their combined interest to 70% by delivering a bankable feasibility study.

82-4427

BC FORM 51-901

QUARTERLY REPORT

Incorporated as part of Schedule B and C

ISSUER DETAILS:	
Name of Issuer	**AVALON VENTURES LTD.**
Issuer's Address	111 Richmond Street West, Suite 1116 Toronto, Ontario, M5H 2G4
Issuer Telephone Number	(416) 364-4938
Issuer Fax Number	(416) 364-5162
Contact Person	Donald S. Bubar
Contact's Position	President
Contact Telephone Number	(416) 364-4938
Contact Email Address	info@avalonventures.com
Web Site Address	www.avalonventures.com
For Quarter Ended	November 30, 2002
Date of Report	January 24, 2003

Certificate

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

"Donald S. Bubar"	2003/01/24
Name of Director	**Date Signed**
"Brian MacEachen"	2003/01/24
Name of Director	**Date Signed**

Avalon Ventures Ltd.

For the Three Months Ended November 30, 2002
(Unaudited)

1. Breakdown of Resource Property Expenditures

	Separation Rapids Rare Metals	Wolf Mountain PGE	Tantalum Group Properties[1]	Shatford Lake Rare Metals	Black Bay PGE-Cu-Ni	Other	November 2002
Acquisition costs	$ -	$ -	$ 143	$ -	$ -	$ 1,167	$ 1,310
Feasibiliy/engineering studies	4,254	-	-	-	-	800	5,054
Geology	4,667	99	-	-	-	(7,912)	(3,146)
Metallurgical/market studies	69,117	-	-	-	-	-	69,117
Current expenditures	78,038	99	143	-	-	(5,945)	72,335
Less: Recovered from joint venture partners	-	-	-	-	-	-	-
Net current expenditures	78,038	99	143	-	-	(5,945)	72,335
Balance - beginning of period	3,738,297	334,379	384,918	79,570	129,418	181,542	4,848,124
Abandoned resource properties	-	-	-	-	-	-	-
Balance - end of period	$ 3,816,335	$ 334,478	$ 385,061	$ 79,570	$ 129,418	$ 175,597	$ 4,920,459

[1] The Tantalum Group Properties consist of the Lilypad Lakes and Raleigh Lake Projects

82-4427

82-4427

Avalon Ventures Ltd.

For the Three Months Ended November 30, 2002
(Unaudited)

2. Expenditures to Related Parties $ 33,800

3. a) Common Shares Issued During the Quarter Ended November 30, 2002

None

b) Options Granted During the Quarter Ended November 30, 2002

None

4. a) Authorized Share Capital as at November 30, 2002

25,000,000	Preferred shares, no par value
100,000,000	Common shares, no par value

b) Issued and Outstanding Share Capital as at November 30, 2002

Number of Shares:	24,655,248 common shares
Recorded Value:	$ 18,167,098

c) (i) Warrants Outstanding as at November 30, 2002

Security	Number	Exercise Price	Expiry Date
Warrants (Flow-through)	231,000	$ 0.75	30-Dec-2003
Warrants	1,000,000	$ 1.00	31-Jul-2005
Warrants (Flow-through)	232,758	$ 0.58	29-Dec-2003
Warrants	1,000,000	$ 0.98	20-Apr-2003
Warrants (Flow-through)	520,000	$ 0.65[1]	28-Dec-2003

[1]The exercise price is $0.45 until 28-Dec-2002

82-4427

Avalon Ventures Ltd.

For the Three Months Ended November 30, 2002
(Unaudited)

4. c) (ii) Options Outstanding as at November 30, 2002

	Number	Weighted Average Price
Balance - August 31, 2002	2,450,000	$ 0.64
Granted	-	$ -
Exercised	-	$ -
Cancelled/Expired	(125,000)	$ 0.51
Balance - November 30, 2002	2,325,000	$ 0.65

d) There are no shares in escrow or subject to pooling restrictions

5. a) List of Directors at November 30, 2002

Donald Bubar
Dale Corman
Alan Ferry
Brian MacEachen
Joseph Monteith
Lawrence Page

b) List of Officers at November 30, 2002

Donald Bubar	President and CEO
R. James Andersen	Vice-President, Finance and CFO
Lawrence Page	Chairman
Anne Jamieson	Secretary

Avalon Ventures Ltd.

For the Three Months Ended November 30, 2002
(Unaudited)

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL STATEMENTS

For the three months ended November 30, 2002

Avalon Ventures Ltd. (the "Company") is a Canadian junior mineral exploration and development company. The Company operates exclusively in Canada with a focus on industrial minerals, rare and precious metals including feldspars, lithium, tantalum, cesium, platinum, palladium and gold. The Company is in the process of exploring its 14 mineral resource properties, most of which are at an early stage where economically recoverable ore reserves have not yet been defined. One property (Separation Rapids) is at a more advanced stage with a defined mineral reserve that an independent consultant determined is economically recoverable, based upon a pre-feasibility study analysis completed in 1999.

The Company's only active project during the quarter was the Separation Rapids rare metals project where expenditures totaled $78,038. These expenditures were mainly incurred for on-going project engineering work related to the high-lithium feldspar development concept including process plant design and costing, market studies, road construction work and extraction of a 5 tonne representative ore sample for processing using the new "dry" process flowsheet. This sample is scheduled to be processed during the second quarter. Preliminary ceramic and engineering work on the high-lithium feldspar product produced earlier this year using a "wet" process flowsheet, was initiated during the quarter and will be completed in the second quarter. The most significant development on the project during the quarter was the negotiation of a sales and marketing agreement for the high-lithium feldspar product with Amalgamet Canada. For a more complete discussion of work completed during the quarter on the Separation Rapids project and future plans, the reader is referred to the Company's 2002 Annual Report, which was mailed to shareholders on January 17, 2003.

Subsequent to the end of the quarter, the Company announced that it had entered into an option/joint venture agreement with McVicar Minerals ("McVicar") and BHP Billiton World Exploration Inc. (collectively, the "Optionees") concerning its Black Bay Nickel-Copper-Platinum-Palladium property near Thunder Bay, Ontario. Under the agreement, the Optionees will have the right to earn an initial 50% interest in the property by incurring $1,500,000 in exploration and development expenditures, over four years subject to a minimum annual expenditure of $200,000. The Optionees must also pay $30,000 cash and issue 35,000 shares of McVicar's stock to the Company upon signing of the agreement. The Optionees have a second option to earn an additional 20% interest in the property by funding all further expenditures through completion of a bankable feasibility study for the first mine proposed for development on the property. The

82-4427

Avalon Ventures Ltd.

For the Three Months Ended November 30, 2002
(Unaudited)

Optionees will be the operators of all work programs on the project which are scheduled to commence in the second quarter with an airborne electromagnetic survey. For further details the reader is referred to the Company's news release dated December 23, 2002.

Administrative expenses during the quarter totaled $51,350, a 50% reduction over the comparable period in 2002, reflecting the decreased level of business activity and elimination of non-essential expenditures. The closure of the Company's exploration office in Thunder Bay on September 30, 2002 also contributed to the reduction in administrative expenses. Further, the Company realized a recovery of $7,912 on disposition of certain field supplies and office furniture from the Thunder Bay office, which was credited against resource property expenditures incurred during the quarter.

Option agreements on the Legris Lake platinum-palladium property and the East Braintree tantalum properties both terminated during the quarter, but costs had been previously written off during the year ended August 31, 2002, as the decision to abandon these properties was made prior to year-end. One new property was acquired during the quarter, the Warren Township Anorthosite property, which was staked by Company personnel in October 2002 at a cost of $1,167. Consulting fees of $800 were incurred during the quarter to begin compiling technical data related to this property, which hosts a resource of high-purity calcium feldspar. A comprehensive technical report on the property will be completed during the second quarter.

Expenditures to related parties during the quarter totaled $33,800. These were paid to a law firm of which the Chairman is an associate, an accounting firm in which the Vice-President, Finance is a partner and a consulting company controlled by the President. Expenditures for Public and Investor Relations during the quarter totaled $2,236, an 80% reduction in such expenditures over the comparable period in 2002. Most of these expenses were related to website maintenance and information dissemination, as activities were largely confined to responding to routine investor enquiries. These duties continue to be handled by the President and the Company has no immediate plans to engage new investor relations support, until warranted by increased investor interest.

No shares were issued or options granted during the quarter. However, subsequent to the end of the quarter, the Company completed a private placement of 670,000 flow through units at a price of $0.15 per unit closing January 10, 2003. Each unit consisted of one flow-through common share and one non-transferable share purchase warrant to purchase one additional non flow-through common share at a price of $0.20 until December 31, 2004. The proceeds of this private placement, totaling $100,500 will be used primarily to fund

82-4427

Avalon Ventures Ltd.

For the Three Months Ended November 30, 2002
(Unaudited)

further advanced exploration work on the Separation Rapids project. This will principally involve processing of the five tonne "mini-bulk" sample collected in November, 2002, analysis of the products and follow-up plant design work. Efforts to secure financing estimated at $3.5 million for construction of a demonstration-scale process facility at or near the property will continue during the quarter.

January 24, 2003

82-4427

AVALON VENTURES LTD.
VSE-AVL

111 Richmond St. W., Suite 1116 Toronto, Ontario M5H 2G4
Tel: (416) 364-4938 Fax: (416) 364-5162
E-Mail info@avalonventures.com
Internet: http://www.avalonventures.com

January 20, 2003

Ontario Securities Commission
P.O. Box 55, Suite 800
20 Queen Street West
Toronto, Ontario
M5H 3S8

03 FEB 11 AM 7:21

Attention: Statutory Filings

Re: Avalon Ventures Ltd. (the "Company")
Private Placement Financing Closed on January 10, 2003

Dear Sirs:

In connection with the closing of the above referenced non-brokered private placement of 670,000 units of the Company, please be advised that two of the four subscribers qualify under the Accredited Investors Exemption, Rule 45-501, Section 2.3. The other two subscribers qualify under the Employee, Executives and Consultants Exemption, Rule 45-503, Section 3.1.

Please find enclosed:

- Form 45-501F1, induplicate;
- Cheque in the amount of $100.00 representing the filing fee in this regard.

If you have any questions or require any additional information in this regard, please do not hesitate to contact me.

Yours very truly,

AVALON VENTURES LTD.

Donald S. Bubar
President

:j
encls.

cc: Canadian Venture Exchange, Attention: Records Department
Lexas Law Group – C. Losie
Ralph Dalgarno

82-4427

Form 45-501F1

SECURITIES ACT

Report of a trade under clause 72(1) (a), (b), (c), (d), (l), (p) or (q) of the Act, Section 2.4, 2.5 or 2.11 of Rule 45-501 or Subsection 2.1(1) or paragraph 2.2(d) or 2.3(d) of Rule 45-504
(Note: Circle or highlight applicable provision.)

NOTE: This report is not required where a bank listed in Schedule I or II to the *Bank Act* (Canada) or a loan corporation or trust corporation registered under the *Loan and Trust Corporations Act* acquires from a customer an evidence of indebtedness of the customer or an equity investment in the customer acquired concurrently with an evidence of indebtedness.

1. **Full name and address of the Vendor.**

   Avalon Ventures Ltd.
   111 Richmond Street West
   Suite 1116
   Toronto, Ontario
   M5H 2G4

2. **Name and address of the issuer of the security traded and description of the security.**

   Avalon Ventures Ltd. (the "Issuer")
   111 Richmond Street West
   Suite 1116
   Toronto, Ontario
   M5H 2G4

   670,000 flow-through units at a price of $0.15 per unit. Each Unit consists of one flow-through common share of the Issuer and one non-transferable share purchase warrant to purchase one non-flow-through share at a price of $0.20 per share until December 31, 2004.

3. **Date of trade(s).**

   January 10, 2003

4.

Amount or Number of Securities Purchased	**Purchase Price**
670,000 Units	$100,500.00

5. **The Vendor has prepared and certified a list comprising the name and address of each purchaser, the amount or number of securities purchased and the purchase price by each purchaser and such certified list will be provided on request to a duly authorized representative of the Commission or to security holders who acquired securities pursuant to the prospectus exemption in clause 72(1)(d) of the Act.**

6. **State the name and address of any person acting as agent in connection with the trade(s) and the compensation paid or to be paid to such agent.**

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None

7. **Calculation of Fees payable upon filing Form 45-501F1** (Section 7.3 of the Rule):

Total fee payable $100.00

8. **After exercising reasonable diligence in its inquiries, the vendor believes that the vendor is entitled to the use of the exemption which is highlighted above.**

Certificate of Vendor or Agent of Vendor

The undersigned hereby certifies that the statements made in this report are true and correct.

Dated at Toronto, this 20th day of January 2003

AVALON VENTURES LTD..
(Name of Vendor or Agent——please print)

(Signature)

PRESIDENT
(Official capacity——please print)

DONALD BUBAR
(Please print here name of individual whose signature appears above, if different from name of Vendor or agent printed above)

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INSTRUCTIONS:

1. In answer to question 6 give the name of the person or company who has been or will be paid remuneration directly related to the trade(s), such as commissions, discounts or other fees or payments of a similar nature. It is not necessary to include payments for services incidental to the trade such as clerical, printing, legal or accounting services.

2. If the space provided for any answer is insufficient, additional sheets may be used and must be cross-referred to the relevant item and properly identified and signed by the person whose signature appears on the report.

3. Fee: Cheque made payable to the Ontario Securities Commission.

4 Please print or type and file **two** signed copies with:

Ontario Securities Commission
8th Floor, 20 Queen Street West
Toronto, Ontario
M5H 3S8

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AVALON VENTURES LTD.

111 Richmond St. W., Suite 1116 Toronto, Ontario M5H 2G4
Tel: (416) 364-4938 Fax: (416) 364-5162
E-Mail info@avalonventures.com
Internet: http://www.avalonventures.com

January 20, 2003

British Columbia Securities Commission
P.O. Box 10142, Pacific center
701 West Georgia Street
Vancouver, B.C.
V7Y 1L2

Attention: Corporate Finance

Re: Avalon Ventures Ltd. (the "Company")
Private Placement Financing
BC FORM 45-902F

Dear Sirs:

We enclose the following:

- BC FORM 45-902F for the issuance of 670,000 Flow-Through units in a Private Placement Financing which closed January 10, 2003;
- Completed Fee Checklist;
- Cheque # 3025 in the amount of $100.00

We trust that you will find this submission in order.

Yours very truly,

AVALON VENTURES LTD.

Donald S. Bubar
President
:j
encl.

Cc: TSX Venture Exchange – Corporate Finance
Lexas Law Group – Claudia Losie

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BC FORM 45-902F (formerly Form 20)

Securities Act

Report of Exempt Distribution

1. State the full name, address and telephone number of the issuer of the security distributed.

Avalon Ventures Ltd. (the "Issuer")
111 Richmond Street W., Suite 1116
Toronto, Ontario
M5H 2G4
(416) 364-4938

2. State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.

Reporting in British Columbia, Alberta and Ontario

3. State whether the issuer is listed or quoted on any stock exchange or trading quotation system and, if so, which stock exchange or trading quotation system.

TSX Venture Exchange

4. Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

670,000 flow through units at a price of $0.15 per flow through unit. Each flow-through unit is comprised of one flow-through common share of the Issuer and one share purchase warrant.

5. Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 *Resale of Securities* to determine what restricted or seasoning period applies to the security.

Full name of Purchaser and Municipality and Jurisdiction of Residence	Number of Securities purchased	Date of Distribution	Price per security/total purchase price (Canadian $)	Exemption relied on	Length of any restricted or seasoning period
Dr. Randall Lang	170,000	Jan.10, 2003	$0.15 / $25,500.	BCI 72-503	4 months
Joseph G. Monteith	200,000	Jan.10, 2003	$0.15 / $30,000	BCI 72-503	4 months
R. James Andersen	120,000	Jan.10, 2003	$0.15 / $18,000	BCI 72-503	4 months
Forbes N.A. Andersen	180,000	Jan.10, 2003	$015 / $27,000	BCI 72-503	4 months

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6. Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.

See Schedule A

7. State the total dollar value (Canadian $) of the securities distributed by the Issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.

$100,500.00

8. Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

NOT APPLICABLE

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The undersigned hereby certifies that the statements made in this report and in any schedule to this report are true and correct.

DATED at *Toronto* this 20th day of January 2003

Avalon Ventures Ltd.

Name of Issuer (please print)

Signature of authorized signatory

Donald S. Bubar, President

Name and office of authorized signatory (please print)

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SCHEDULE "A"

Full name and residential address of purchaser	Telephone number and e-mail address of purchaser	Type of security and number purchased	Exemption relied on
Dr. Randall Lang 2183 Davebrook Road Mississauga, Ontario L5J 3M4	416-231-9168	170,000 Units	BC Instrument 72-503
Joseph G. Monteith 1296 Prince Albert Court Mississauga, Ontario L5H 3S1	416-960-9900 joemonteith@rogers.com	200,000 Units	BC Instrument 72-503
R. James Andersen 149 Roxborough Street West Toronto, Ontario M5R 1T9	416- 947-0464 jim@fa.ca	120,000 Units	BC Instrument 72-503
Forbes N.A. Andersen 85 Sutherland Drive Toronto, Ontario M4G 1H6	416-947-0464 forbes@fa.ca	180,000 Units	BC Instrument 72-503

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INSTRUCTION: FOR EACH FEE PAYMENT, ENTER MULTIPLYING FACTOR(S) AND AMOUNT(S).

	Fee	x	Factor	=	Amount	COMMISSION USE ONLY
25. In addition to the fee paid under item 24, where the applicant requests an application filed under item 24 be expedited, or where the commission or the executive director determines that an application filed under item 24 is complex, an additional fee	$1250	x		=		SORDER+
26. For filing a report (a) under section 139 of the Rules, other than for a distribution under section 74(2)(8) or (11)(i) of the Act, or pursuant to the terms of an order made under section 76 of the Act, the greater of (i) $100, or (ii) 0.03% or, in the case of a money market mutual fund, 0.01% of the proceeds realized by the issuer from the distribution of the securities described in the report to purchasers in British Columbia, or		x		=		SDIST.03
(b) under section 139 of the Rules, for a distribution under section 74(2)(8) or (11)(i) of the Act	$100	x	1	=	100.–	SDIST
27. For filing an annual financial statement by a reporting issuer, as required under section 145 of the Rules, where the statement is filed (a) by an exchange issuer (i) within the prescribed time period	$850	x		=		SFIN/E
(ii) outside the prescribed time period	$1050	x		=		SFINELAT
(iii) outside the prescribed time period and the commission or the executive director has ordered that trading in the securities of the issuer cease and the order has not been revoked	$1350	x		=		SFINELCT
(b) by a reporting issuer other than an exchange issuer (i) within the prescribed time period	$600	x		=		SFIN
(ii) outside the prescribed time period	$800	x		=		SFINLAT
(iii) outside the prescribed time period and the commission or the executive director has ordered that trading in the securities of the issuer cease and the order has not been revoked	$1100	x		=		SFINLCT
28. For filing an interim financial statement by a reporting issuer, as required under section 144 of the Rules, where the statement is filed (a) within the prescribed time period, no fee is payable (b) outside the prescribed time period	$200	x		=		SFINILAT
(c) outside the prescribed time period and the commission or the executive director has ordered that trading in the securities of the issuer cease and the order has not been revoked	$500	x		=		SFINILCT
29. For filing take over bid circular or issuer bid circular	$750	x		=		SBID
30. For filing an application under section 171 of the Act for revocation or variation of a decision in respect of the reactivation of a dormant issuer	$2500	x		=		S3/35
31. Where no other fee is prescribed for filing a record other than any of the following records (a) a press release under section 85(1)(a), 101(3)(c), 111(1)(a) or (2)(a), 112(1) or (2) of the Act or section 154 of the Rules (b) a report under section 85(1)(b) of the Act (c) personal information under section 90 of the Act (d) a copy of an offering memorandum under section 138 of the Rules	$25	x		=		SRECORD
32. For search of a file	$6	x		=		SSEARCH
33. For a copy of a record in the public file of the commission, for each page	$0.50	x		=		SCOPY
34. For the certification of a record (a) for the number of pages, up to and including 10, included in the record	$10	x		=		SCERT
(b) for each additional page over 10 included in the record	$1	x		=		
For NSF charges	$20	x		=		SNSF

82-4427

AVALON VENTURES LTD.
V.AVL:CDNX

111 Richmond St. W., Suite 1116 Toronto, Ontario M5H 2G4
Tel: (416) 364-4938 Fax: (416) 364-5162
E-mail: info@avalonventures.com Internet: http://www.avalonventures.c

December 23, 2002

BY COURIER

03 FEB 11 AM 7:21

TSX Venture Exchange
P.O. Box 450
3rd Floor, 130 King Street West
Toronto, Ontario
M5X 1J2

Attention: Corporate Finance Department

Dear Sirs:

Re: Avalon Ventures Ltd. (the "Company")
- Private Placement Announced on December 23, 2002 - Expedited Filing

In connection with the private placement of 670,000 flow-through units of the Company at the price of $0.15 per unit announced by news release dated December 23, 2002, please find enclosed the following pursuant to the expedited filing procedures of Policy 4.1:

a) Form 4B – Private Placement Notice Form; and
b) Cheque in the amount of $535 representing your minimum fee of $500 plus GST of $35.

I look forward to receiving the TSX Venture Exchange's acceptance letter for this private placement within the next business day. If you have any questions or require anything else, please do not hesitate to contact me.

Yours very truly,

AVALON VENTURES LTD.

Donald S. Bubar
President

:j
Enclosures

TSX venture EXCHANGE

FORM 4B
PRIVATE PLACEMENT NOTICE FORM

To obtain conditional acceptance only of the Private Placement, Issuers must complete Parts I, and II of this Form. To obtain final Exchange Acceptance, and acceptance for Expedited Private Placements, Issuers must also complete Part III (where applicable) and Parts IV and V of this Form.

I. GENERAL

1. Re: Avalon Ventures Ltd. (the "Issuer").

   Trading Symbol: AVL.

2. Date Price Reservation Form Filed: N/A.

   Date of News Release announcing Private Placement: December 23, 2002.

3. Is this filing in relation to:

   (a) an Expedited Private Placement, in compliance with the requirements as set out in section 6 of *Policy 4.1 - Private Placements*?
   Yes ■ No □
   If Yes, please complete Parts I - III and V of this Form.

   (b) Conditional Acceptance of a Non-Expedited Private Placement: Yes □ No ■

   (c) Final Acceptance of a Non-Expedited Private Placement: Yes □ No ■

II. DETAILS OF PLACEMENT

4. Total amount of funds to be raised: $100,500

5. Proposed use of proceeds:

   To fund further advanced exploration work planned for early 2003 on the Issuer's Separation Rapids rare metals project, Kenora, Ontario.

6. (a) Description of shares to be issued:

   (i) Class: Common.

   (ii) Number: 670,000.

(iii) Price per security: $0.15.

(b) Description of Warrants to be issued:

(i) Number of Warrants: 670,000.

(ii) Number of Listed Shares eligible to be purchased on exercise of Warrants: 670,000.

(iii) Exercise price of Warrants: Year 1: $0.20 Year 2: $0.20

Tier 1 Only: Year 3: N/A Year 4 N/A Year 5 N/A

(iv) Expiry date of Warrants: Two years from closing.

(c) Description of Convertible Securities to be issued:

(i) Number/ Aggregate principal amount: N/A.

(ii) Number of Listed Shares to be issued on conversion: N/A.

(iii) Expiry/Maturity date: N/A.

(iv) Interest rate: N/A.

(v) Conversion terms: N/A.

(vi) Default provisions: N/A.

(d) Total Shares to be Issued [a(ii) + b(ii) + c(ii)]: 1,340,000 shares.

7. Issued and outstanding Listed Shares at the date of the price reservation: 24,665,248.

8. Placees

(a) Insiders and Pro Group

The following table must be completed for all Expedited Private Placements and in order to receive conditional acceptance of other Private Placements. Subscriptions by current Insiders, Placees who will become Insiders as a result of the Placement, and Pro Group Placees must be disclosed to the Exchange prior to closing the Private Placement.

Name & Residential Address of Purchaser	Number of Shares Purchased	*Post- closing Direct & Indirect Holdings in the Issuer	*% of Post-Closing Outstanding Shares	**Insider=I ProGroup=P
Joseph G. Monteith 1296 Prince Albert Court	200,000	555,000	2.14	I

Name & Residential Address of Purchaser	Number of Shares Purchased	*Post- closing Direct & Indirect Holdings in the Issuer	*% of Post-Closing Outstanding Shares	**Insider=I ProGroup=P
Mississauga, Ontario L5H 3S1				
R. James Andersen 149 Roxborough Street West Toronto, Ontario M5R 1T9	120,000	590,000	2.27	I
TOTAL	320,000			

* assuming exercise of Warrants issued pursuant to the Private Placement

**If the Placee is an Insider prior to closing or will be an Insider post-closing, please indicate with an "I".

(b) Other Placees Who Will Beneficially Own or Control more than 5% of the Post Closing Outstanding Shares in the Issuer.

If unknown at time of filing, please indicate. The Exchange may issue conditional acceptance and permit the transaction to close where these Placees are not identified, but will not issue final acceptance for the Private Placement until this section is completed.

Name & Residential Address of Purchaser	Number of Shares Purchased	*Post closing Direct & Indirect Holdings in the Issuer	*% of Post Closing Outstanding Shares
N/A			

* assuming exercise of Warrants issued pursuant to the Private Placement

(c) If any Placees in items 8(a) or 8(b) are not individuals and a Corporate Placee Registration Form has not previously been filed or is not current, please attach the Corporate Placee Registration Form (Form 4C.)

(d) Provide the total number of shares of this Private Placement purchased by Placees who are not individuals and are not resident in North America (e.g. Non North American corporations trusts, etc.). None.

9. If this transaction is a Brokered Private Placement, provide the name of the Agent conducting the Private Placement:

N/A.

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10. Provide the following information for any bonus, finder's fee, commission or Agent's Option to be paid in connection with the Private Placement:

(a) Confirm that the sales Agent/broker is arm's length to the Issuer.
Yes ☐ No ☐
If No, provide details regarding the relationship to the Issuer:
N/A.

(b) Name of sales Agent/broker (name, address, beneficial ownership where applicable)

N/A.

(c) Cash N/A.

(d) Securities N/A.

(e) Expiry date of any Agent's Option N/A.

(f) Exercise price of any Agent's Option N/A.

11. Describe the particulars of any other proposed Material Changes in the affairs of the Issuer.

There are not other proposed Material Changes in the affairs of the Issuer that have not been generally disclosed.

12. Describe any unusual particulars of the transaction (i.e. tax "flow through" shares, etc.).

The common shares comprised in the units will be "flow-through" shares. The common shares to be issued upon exercise of the warrants will not be "flow-through" shares.

13. Does the transaction involve or form part of a series of transactions that may result in a Change of Business or Reverse Take-over? (as defined in *Policy 5.2- Changes of Business and Reverse Take-Overs*)?
Yes ☐ No ■
If Yes, describe all relevant terms:

____

____

III. EXPEDITED PRIVATE PLACEMENTS

If the Private Placement is being filed as an Expedited Private Placement, please complete Parts I and II of this Form and confirm that the transaction meets the following criteria. If all statements are confirmed as "Yes", the transaction may be filed as an Expedited Private Placement. If any statement is answered as "No", the Private Placement does not meet the expedited criteria and must be filed pursuant to regular filing procedures.

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1. The pricing of the Shares and any Warrants to be issued is in accordance with *Policy 4.1 – Private Placements:*

   Yes ■ No □

2. No convertible securities, other than Warrants are to be issued as part of this Private Placement:

   Yes ■ No □

3. Non-Arm's Length Parties are purchasing less than 50% of the shares issued pursuant to the Private Placement:

   Yes ■ No □

4. The Issuer is not a CPC, Tier 3 Issuer, or is not and has not been put on notice that it is or will be an Inactive Issuer (refer to Policy 2.5 *Tier Maintenance Requirements*):

   Yes ■ No □

5. The proceeds are to be expended on a business or asset for which the Issuer **has** received Exchange Acceptance:

   Yes ■ No □

6. No new Control Person is created by the issuance of the Shares:

   Yes ■ No □

7. Any related commissions are paid or granted within the parameters in *Policy 5.1 – Loans Bonuses and Finders Fees*:

   Yes ■ No □

8. A Corporate Placee Registration Form with current information is enclosed or has been previously filed for any such placee identified in items 8(a) and 8(b) of Part II:

   Yes ■ No □

9. All Placees have been disclosed as required above and have committed all subscription funds:

   Yes ■ No □

10. The aggregate number of securities issued pursuant to the Expedited Filing System (including this transaction) in the last six (6) months is less than 25% of the issued and outstanding Listed Shares at the date of the news release for a Tier 2 Issuer or 50% for a Tier 1 Issuer:

    Yes ■ No □

If **all** of the above questions have been answered with a "Yes":

Indicate in item 3 of Part I that the filing meets the requirements of the Expedited Filing System

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(a) **Tier 2 only** – Provide the total number of Listed Shares issued pursuant to Expedited Filings in the last six months, including substantially completed transactions:

(i) For Expedited Acquisitions: N/A; the Issuer is a Tier 1 issuer.

(ii) For Previous Expedited Private Placements: N/A.

(iii) For this transaction: N/A.

Total ((i) + (ii) + (iii)): N/A.

IV. FINAL DOCUMENTATION

Issuers must complete this section in order to receive final Exchange Acceptance of any Private Placement. This section may be either completed and filed at the initial filing stage, or after the greater of 15 days after receiving conditional acceptance or 45 days from the Price Reservation date; or if the Private Placement is brokered, the greater of 30 days after receiving conditional acceptance or 60 days from the Price Reservation date. If the Issuer is filing an Expedited Private Placement, the Declaration below must be filed with the initial filing. If any information in Parts I - II has changed subsequent to the initial Private Placement filing, the Issuer must update the appropriate sections in this Form.

1. Has any information required in Parts I and II changed since the Issuer originally filed the Notice?

   Yes ☐ No ■

   If Yes, please provide an updated Notice highlighting the changes.

2. Have all the applicable Placees been disclosed pursuant to item 8 of Part II?

   Yes ■ No ☐

   If No, please provide an updated Notice containing the appropriate Placee information.

3. Where a new Control Person in the Issuer has been created as a result of the issuance of the Private Placement securities, including Warrants, indicate the following:

   (a) the name(s) of the new Control Person(s)

   ____

   ____

   (b) the date on which shareholder approval has or will be obtained for the transaction.

   ____

   (c) If consents were used to obtain shareholder approval, please confirm that the issuer obtained consent from shareholders holding at least 50% +1 of the Issuer's

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outstanding shares prior to the Private Placement.
Yes ☐ No ☐

V. DECLARATION

This Declaration accompanies an application to the Exchange for final acceptance of the Private Placement summarized in the Private Placement Notice Form (the "Filing").

The undersigned hereby certifies that:

a) the undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration;

b) the Filing is in all respects in accordance with Policy 4.1 – *Private Placements*, in effect as of the date of this Declaration or any deviations are disclosed in the Notice filed by the Issuer;

c) there are no Material Changes in the affairs of the Issuer which have not been publicly disclosed;

d) any changes to the terms of this Private Placement since the date of filing and/or conditional acceptance of the Notice have been disclosed in an attachment to this Declaration;

e) each purchaser has been advised of the applicable Securities Law or Exchange hold period and all securities subject to a hold period will bear a legend on the certificate indicating the applicable hold period; and

f) the Issuer has completed the transaction in accordance with the applicable Securities Laws.

Dated: December 23, 2002

Donald S. Bubar
Name of Director and/or
Senior Officer

[signature]
Signature

President and CEO
Official Capacity

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AVALON VENTURES LTD.
VSE-AVL

111 Richmond St. W., Suite 1116 Toronto, Ontario M5H 2G4
Tel: (416) 364-4938 Fax: (416) 364-5162
E-Mail info@avalonventures.com
Internet: http://www.avalonventures.com

January 20, 2003

TSX Venture Exchange
P.O. Box 450
3rd Floor, 130 King Street West
Toronto, Ontario
M5X 1J2

03 FEB 11 AM 7:21

Attention: Ms. Jasmine Handanovic, Analyst, Corporate Finance

Re: Avalon Ventures Ltd. (the "Company")
Non Brokered Private Placement of 670,000 Flow-Through Units – Submission #80333

Dear Ms. Handanovic:

Thank you for your letter dated December 31, 2003, a copy of which is enclosed, wherein you gave preliminary approval to the above referenced private placement. Under section 1.14 of Policy 4.1, please find enclosed the following:

- Form 4B – Private Placement Summary Form and;
- Form 4C – Declaration of Certified Filing

I confirm that the private placement closed on January 10, 2003, as disclosed in the news release disseminated on January 15, 2003 (copy attached).

I trust that you will find the enclosed satisfactory and I look forward to receiving your final approval as soon as possible.

Yours very truly,

AVALON VENTURES LTD.

Donald S. Bubar
President
:j
encls.

Cc: C. Losie – Lexas Law Group

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CANADIAN VENTURE EXCHANGE

FORM 4B

PRIVATE PLACEMENT SUMMARY FORM

To be provided at the final filing stage. Please complete the following:

Re: **AVALON VENTURES LTD.** (the "Issuer")

Trading Symbol: **AVL**

Date: **January 20, 2003**

Date of Exchange Conditional Acceptance: **December 31, 2002**

Total Number and Type of Security: **670,000 flow-through units**

Full Name & Residential Address of Purchaser	Number of Securities Purchased	Purchase Price per Security (CDN$)	Prospectus Exemption	Present Direct & Indirect Holdings in the Issuer	Payment Date**	*Insider=Y Pro Group=P Not Applicable= N/A
Dr. Randall Lang 2183 Davebrook Road Mississauga, Ontario L5J 3M4	170,000	$0.15	BC Instrument 72-503	100,000	December 31, 2002	N/A
Joseph G. Monteith 1296 Prince Albert Court Mississauga, Ontario L5H 3S1	200,000	$0.15	BC Instrument 72-503	165,000	December 31, 2002	Y
R. James Andersen 149 Roxborough Street West Toronto, Ontario M5R 1T9	120,000	$0.15	BC Instrument 72-503	600,000	December 31, 2002	Y
Forbes N.A. Andersen 85 Sutherland Drive Toronto, Ontario M4G 1H6	180,000	$0.15	BC Instrument 72-503	0	December 31, 2002	N/A
TOTAL	**670,000**					

* If the placee is an Insider prior to closing or will be an Insider post-closing, please indicate with a "Y".

** Has each placee advanced payment to the Issuer or have the placement funds been placed in trust pending receipt of all necessary approvals?

YES __X__ NO _____

If NO, please explain: N/A

1. Each purchaser has been advised of the applicable Securities Law and Exchange hold period. All certificates for securities issued which are subject to a hold period bear the appropriate legend restricting their transfer until the expiry of the applicable hold period.

2. Where there is a change of control of the Issuer resulting from the issuance of the private placement shares, indicate the names of the new controlling shareholders and provide the date on which shareholder approval has been or will be obtained for the transaction:

   N/A

3. A Form 4D – Corporate Placee Registration Form with current information is enclosed or has been filed for each subscriber that is not an individual: N/A

   YES ______ NO ______

   If the Form 4D on file does not contain current information, a new Form, or an amendment to the Form, must be submitted by the placee.

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CANADIAN VENTURE EXCHANGE

FORM 4C

PRIVATE PLACEMENT
DECLARATION OF CERTIFIED FILING

Re: **AVALON VENTURES LTD.** (the "Issuer")

Trading Symbol: **AVL**

This Declaration accompanies an application to the Exchange for final acceptance of the Private Placement summarized in the Private Placement Summary Form attached hereto (the "Filing").

The undersigned hereby certifies that:

(a) the undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration;

(b) the Filing is in all respects in accordance with Policy 4.1- Private Placements, in effect as of the date of this Declaration or any deviations are disclosed in the Notice previously filed by the Issuer;

(c) there are no Material Changes in the affairs of the Issuer which have not been publicly disclosed; and

(d) any changes to the terms of this Private Placement since the conditional acceptance of the Notice have been disclosed in an attachment to this Declaration.

Dated at Toronto, Ontario this 20th day of January, 2003

Donald S. Bubar
Name of Director and/or Senior Officer

[signature]
Signature

President, CEO & Director
Official Capacity

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TSX Venture EXCHANGE

December 31, 2002

VIA FACSIMILE (416) 364-5162

Avalon Ventures Ltd.
111 Richmond Street West – Suite 1116
Toronto, ON M5H 2G4

Attention: Donald Bubar

Dear Mr. Bubar:

Re: **Avalon Ventures Ltd. (the "Company") – Submission #80333**
Expedited Private Placement

This is to confirm that TSX Venture Exchange has accepted for filing documentation with respect to a Non-Brokered Private Placement announced December 23, 2002:

Number of Shares:	670,000 flow-through shares
Purchase Price:	$0.15 per flow-through share
Warrants:	670,000 share purchase warrants to purchase 670,000 shares
Warrant Exercise Price:	$0.20 for a two year period

Insider / Pro Group Participation:

Name	**Insider=Y / ProGroup=P / New Insider=N**	# of Shares
Joseph G. Monteith	Y	200,000
James R. Andersen	Y	120,000

Pursuant to Corporate Finance Policy 4.1, Section 1.11(d), the Company must issue a news release announcing the closing of the private placement and setting out the expiry dates of the hold period(s). The Company must also issue a news release if the private placement does not close promptly. Note that in certain circumstances the Exchange may later extend the expiry date of the warrants, if they are less than the maximum permitted term.

Please be advised that we do not currently have a Personal Information Form (Form 2A) on file for James Anderson. Please submit a completed PIF as soon as possible.

82-4427

December 31, 2002
Page two

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (416) 365-2205 / FAX: (416) 365-2224 / EMAIL: jasmine.handanovic@tsxventure.com.

Yours truly,

Jasmine Handanovic

Jasmine Handanovic
Analyst, Corporate Finance

82-4427

AVALON VENTURES LTD.
VSE:AVL

111 Richmond St. W., Suite 1116 Toronto, Ontario M5H 2G4
Tel: (416) 364-4938 Fax: (416) 364-5162
E-Mail info@avalonventures.com Internet: http://www.avalonventures.com

NEWS RELEASE

January 15, 2003 No. 03-01

Shares Outstanding: 25,325,248 SEC 12g3-2(b): 82-4427

FLOW-THROUGH PRIVATE PLACEMENT CLOSED

Avalon Ventures Ltd. TSXV:AVL (the "Company") is pleased to announce that further to the Company's news release of December 23, 2002, the private placement of 670,000 flow-through units at a price of $0.15 per unit closed effective January 10, 2003 with the issuance of the flow-through units to the subscribers. Each flow-through unit consists of one flow-through common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one non-flow-through common share at a price of $0.20 until December 31, 2004. The shares contained in the units and any shares issuable upon exercise of the warrants are subject to a four-month hold period expiring on May 10, 2003.

The proceeds from the private placement, totalling $100,500, will be used primarily to fund further advanced exploration work on the Company's Separation Rapids rare metals project, Kenora, Ontario.

The Annual and Special General Meeting of Shareholders of Avalon Ventures Ltd. will be held on Thursday February 27, 2003 at 4:30 p.m. (EST) at the Toronto Board of Trade, Downtown Centre. The Company's Annual Report and audited financial statements for the year ended August 31, 2002 are being mailed this week to shareholders of record on January 14, 2003.

Avalon Ventures Ltd. is a Canadian junior mineral exploration and development company with a focus on industrial minerals and rare metals with high technology applications. To find out more about Avalon Ventures Ltd. (TSXV:AVL) visit our website www.avalonventures.com

ON BEHALF OF THE BOARD

Donald S. Bubar, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release

82-4427

TSX venture EXCHANGE

December 31, 2002

VIA FACSIMILE (416) 364-5162

Avalon Ventures Ltd.
111 Richmond Street West – Suite 1116
Toronto, ON M5H 2G4

Attention: Donald Bubar

Dear Mr. Bubar:

Re: Avalon Ventures Ltd. (the "Company") – Submission #80333
Expedited Private Placement

03 FEB 11 AM 7:21

This is to confirm that TSX Venture Exchange has accepted for filing documentation with respect to a Non-Brokered Private Placement announced December 23, 2002:

Number of Shares:	670,000 flow-through shares
Purchase Price:	$0.15 per flow-through share
Warrants:	670,000 share purchase warrants to purchase 670,000 shares
Warrant Exercise Price:	$0.20 for a two year period

Insider / Pro Group Participation:

Name	Insider=Y / ProGroup=P / New Insider=N	# of Shares
Joseph G. Monteith	Y	200,000
James R. Andersen	Y	120,000

Pursuant to Corporate Finance Policy 4.1, Section 1.11(d), the Company must issue a news release announcing the closing of the private placement and setting out the expiry dates of the hold period(s). The Company must also issue a news release if the private placement does not close promptly. Note that in certain circumstances the Exchange may later extend the expiry date of the warrants, if they are less than the maximum permitted term.

Please be advised that we do not currently have a Personal Information Form (Form 2A) on file for James Anderson. Please submit a completed PIF as soon as possible.

82-4427

AVALON VENTURES LTD.
V.AVL:CDNX

111 Richmond St. W., Suite 1116 Toronto, Ontario M5H 2G4
Tel: (416) 364-4938 Fax: (416) 364-5162
E-mail: info@avalonventures.com Internet: http://www.avalonventures.com

January 10, 2003

BY COURIER

Computershare Trust Co. of Canada
Stock Transfer Department
510 Burrard Street, Suite 400
Vancouver, B.C.
V6C 3B9

03 FEB 11 AM 7:21

Attention: Ms. Ginna Tiongco

Re: Avalon Ventures Ltd.

Dear Ms. Tiongco:

We enclose a Treasury Order duly signed, regarding the issuance of 4 share certificates to the persons listed on Schedule "A".

Please forward all of the share certificates to the Company at the above address and we will distribute them to the subscribers with the warrant certificates.

We trust that you will find the enclosed to be in order. Please forward copies of your documentation and confirm that you will advise the TSX Venture Exchange regarding the share issuances.

Yours very truly,

AVALON VENTURES LTD.

Donald S. Bubar
President

:j
encl.

cc: Claudia Losie, Lexas Law Group

82-4427

AVALON VENTURES LTD.
Suite 1416-111 Richmond Street W.
Toronto, Ontario M5H 2G4

TREASURY ORDER

TO: Computershare Trust Company of Canada
2nd Floor, 510 Burrard Street
Vancouver, B.C.
V6C 3B9
Attention: **Stock Transfer Department**

You are authorized and directed to issue certificates for 670,000 fully paid flow-through common shares and 670,000 non flow-through share purchase warrants of **AVALON VENTURES LTD.** to the persons named in the attached Schedule "A" for the number of shares and share purchase warrants set opposite their names.

We confirm that:

1. the directors of the Company have duly authorized the allotment and issuance of the flow-through shares and share purchase warrants to the persons named in Schedule "A" by directors' resolutions dated as of December 20, 2002, a copy of which is attached as Schedule "B";
2. the Company has received the full consideration payable for the flow-through shares and share purchase warrants;
3. the flow-through units comprising the shares and share purchase warrants issued are fully paid at a price of $0.15 per unit;
4. the nature of the transaction under which the Company will issue the flow-through shares and share purchase warrants is a private placement of flow-through units;
5. the TSX Venture Exchange gave its conditional acceptance of the private placement on December 31, 2002;
6. the certificates representing the flow-through shares and share purchase warrants will bear the following legend:

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A HOLD PERIOD WHICH EXPIRES AT 12:00 A.M. (MIDNIGHT) (PACIFIC STANDARD TIME) ON MAY 10, 2003 AND MAY NOT BE TRADED IN BRITISH COLUMBIA UNTIL THE EXPIRY OF THE HOLD PERIOD EXCEPT AS PERMITTED BY THE *SECURITIES ACT* (BRITISH COLUMBIA) AND THE *SECURITIES RULES* MADE THEREUNDER.

WITHOUT PRIOR WRITTEN APPROVAL OF THE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL MAY 10, 2003."

DATED at Toronto, Ontario, this 10th day of January, 2003.

AVALON VENTURES LTD.

Per:

C/S

Authorized Signatory President

Authorized Signatory

82-4427

SCHEDULE "A"

Name and Address	Delivery Instructions	Number of Flow-through Shares	Number of Warrants
Dr. Randall Lang 2183 Davebrook Road Mississauga, Ontario L5J 3M4	**By Courier to:** Avalon Ventures Ltd. 111Richmond Street W. Suite 1116 Toronto, Ontario M5H 2G4	170,000	170,000
Joseph G. Monteith 1296 Prince Albert Court Mississauga, Ontario L5H 3S1	**By Courier to:** Avalon Ventures Ltd. 111Richmond Street W. Suite 1116 Toronto, Ontario M5H 2G4	200,000	200,000
R. James Andersen 149 Roxborough Street West Toronto, Ontario M5R 1T9	**By Courier to:** Avalon Ventures Ltd. 111Richmond Street W. Suite 1116 Toronto, Ontario M5H 2G4	120,000	120,000
Forbes N.A. Andersen 85 Sutherland Drive Toronto, Ontario M4G 1H6	**By Courier to:** Avalon Ventures Ltd. 111Richmond Street W. Suite 1116 Toronto, Ontario M5H 2G4	180,000	180,000
Total		670,000	670,000

82-4427

SCHEDULE "A"

The Purchasers

Name and Address	Number of Flow-Through Units
Dr. Randy Lang 2183 Davebrook Road Mississauga, Ontario L5J 3M4	170,000
Joseph G. Monteith 1296 Prince Albert Court Mississauga, Ontario L5H 3S1	200,000
R. James Andersen 149 Roxborough Street West Toronto, Ontario M5R 1T9	120,000
Forbes Andersen #1005-111 Richmond Street West Toronto, Ontario M5H 2G4	180,000
TOTAL	670,000

82-4427

NOTICE OF DISCLOSURE

To. The Board of Directors of **AVALON VENTURES LTD.** (the "Company")

I give you notice and request that it be recorded in the directors' resolutions approving the proposed private placement of 670,000 flow-through units at a price of $0.15 per flow-through unit, that I am a purchaser under the private placement and am a director of the Company and as such am interested in the private placement.

DATED as of the 20th day of December, 2002.

JOSEPH G. MONTEITH

82-4427

AVALON VENTURES LTD.
(the "Company")

DIRECTORS' RESOLUTIONS

The following resolutions have been consented to in writing by all of the Company's directors and will, under the Company's Articles, be deemed to have the same force and effect as if passed at a directors' meeting properly called and constituted for the transaction of business.

WHEREAS:

A. The Company proposes, subject to the acceptance of the TSX Venture Exchange (the "Exchange"), a private placement of up to 670,000 flow-through units (the "Flow-Through Units") at a price of $0.15 per Flow-Through Unit under registration and prospectus exemptions available under applicable securities legislation to the purchasers listed in the attached Schedule "A";

B. Each Flow-Through Unit will consist of one flow-through common share of the Company (a "Flow-Through Share") and one non-transferable share purchase warrant (a " Warrant");

C. Each Warrant will entitle the holder to purchase one additional non-flow-through common share of the Company (a " Warrant Share") for two years from the closing date of the private placement at a price of $0.20;

D. The Company will receive subscriptions from purchasers by a subscription agreement in the form presented to directors and approved by the Company's counsel;

E. The Warrants will be represented by a certificate in the form approved by the Company's counsel;

IT IS RESOLVED THAT:

1. The private placement is approved and any one director or officer of the Company is authorized to sign all documents and do all things on the Company's behalf that he in his discretion considers necessary or desirable to complete the private placement.

2. The form of subscription agreement is approved and any one director or officer of the Company is authorized to accept, on the Company's behalf, subscription agreements signed by purchasers and to indicate the Company's acceptance in the space provided in the subscription agreements and, on acceptance, the subscription agreements will be valid and binding on the Company.

4. The form of Warrant certificate is approved and any one director or officer of the Company is authorized to sign and deliver that certificate on the Company's behalf, and the Company's current form of share certificate is confirmed, ratified, and approved.

5. Subject to Exchange acceptance and the fulfilment of all closing conditions contained in the subscription agreement, the Company create up to 670,000 Warrants.

6. The Company allot and reserve for issue, subject to Exchange acceptance and the fulfilment of all closing conditions:

82-4427

(a) issue on closing up to 670,000 Flow-Through Shares as fully paid and non-assessable and up to 670,000 Warrants;

(b) on exercise of the Warrants and receipt of payment therefor, issue up to 670,000 Warrant Shares, or that indeterminable number of Warrant Shares required to be issued by the terms and conditions of the Warrants, as fully paid and non-assessable.

7 Any two directors or any one director and one officer of the Company are authorized to sign all treasury orders and instructions to Computershare Trust Company of Canada required under the private placement.

8. The Company apply to the Exchange for acceptance of the private placement and any one director or officer of the Company is authorized to sign and deliver, on behalf of the Board of Directors and the Company, all documents required by the Exchange, including without limitation a Form 4B – Private Placement Notice Form.

DATED as of the 20th day of December, 2002.

I abstain from voting on the above resolutions
(see Notice of Disclosure attached)

JOSEPH G. MONTEITH	LAWRENCE PAGE, Q.C.
BRIAN D. MACEACHEN	F. DALE CORMAN
ALAN FERRY	DONALD S. BUBAR

(THESE RESOLUTIONS MAY BE SIGNED IN COUNTERPART)

{W: general 64050-165 0063163 DOC}

(a) issue on closing up to 670,000 Flow-Through Shares as fully paid and non-assessable and up to 670,000 Warrants;

(b) on exercise of the Warrants and receipt of payment therefor, issue up to 670,000 Warrant Shares, or that indeterminable number of Warrant Shares required to be issued by the terms and conditions of the Warrants, as fully paid and non-assessable.

7. Any two directors or any one director and one officer of the Company are authorized to sign all treasury orders and instructions to Computershare Trust Company of Canada required under the private placement.

8. The Company apply to the Exchange for acceptance of the private placement and any one director or officer of the Company is authorized to sign and deliver, on behalf of the Board of Directors and the Company, all documents required by the Exchange, including without limitation a Form 4C – Declaration of Certified Filing.

DATED as of the 20th day of December, 2002.

I abstain from voting on the above resolutions
(see Notice of Disclosure attached)

JOSEPH G. MONTEITH	LAWRENCE PAGE, Q.C.
BRIAN D. MACEACHEN	F. DALE CORMAN
ALAN FERRY	DONALD S. BUBAR

(THESE RESOLUTIONS MAY BE SIGNED IN COUNTERPART)

82-4427

(a) issue on closing up to 670,000 Flow-Through Shares as fully paid and non-assessable and up to 670,000 Warrants,

(b) on exercise of the Warrants and receipt of payment therefor, issue up to 670,000 Warrant Shares, or that indeterminable number of Warrant Shares required to be issued by the terms and conditions of the Warrants, as fully paid and non-assessable

7 Any two directors or any one director and one officer of the Company are authorized to sign all treasury orders and instructions to Computershare Trust Company of Canada required under the private placement.

8 The Company apply to the Exchange for acceptance of the private placement and any one director or officer of the Company is authorized to sign and deliver on behalf of the Board of Directors and the Company, all documents required by the Exchange, including without limitation a Form 4C – Declaration of Certified Filing

DATED as of the 20th day of December, 2002.

I abstain from voting on the above resolutions
(see Notice of Disclosure attached)

JOSEPH G. MONTEITH

LAWRENCE PAGE, Q.C.

BRIAN D. MACEACHEN

F. DALE CORMAN

ALAN FERRY

DONALD S. BUBAR

(THESE RESOLUTIONS MAY BE SIGNED IN COUNTERPART)

82-4427

(a) issue on closing up to 670,000 Flow-Through Shares as fully paid and non-assessable and up to 670,000 Warrants;

(b) on exercise of the Warrants and receipt of payment therefor, issue up to 670,000 Warrant Shares, or that indeterminable number of Warrant Shares required to be issued by the terms and conditions of the Warrants, as fully paid and non-assessable.

7. Any two directors or any one director and one officer of the Company are authorized to sign all treasury orders and instructions to Computershare Trust Company of Canada required under the private placement.

8. The Company apply to the Exchange for acceptance of the private placement and any one director or officer of the Company is authorized to sign and deliver, on behalf of the Board of Directors and the Company, all documents required by the Exchange, including without limitation a Form 4C – Declaration of Certified Filing.

DATED as of the 20th day of December, 2002.

I abstain from voting on the above resolutions
(see Notice of Disclosure attached)

JOSEPH G. MONTEITH	**LAWRENCE PAGE, Q.C.**
BRIAN D. MACEACHEN	**F. DALE CORMAN**
ALAN FERRY	**DONALD S. BUBAR**

(THESE RESOLUTIONS MAY BE SIGNED IN COUNTERPART)

JAN 2 3 2003

Computershare

82-4427

Investor Services

Computershare Trust Company of Canada
510 Burrard Street Suite 408
Vancouver British Columbia
V6C 3B9
Telephone 604-661-9400
Facsimile 604-669-1548
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
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United Kingdom
USA

COPY

January 15, 2003

TSX Venture Exchange Inc.
Suite 2700
650 West Georgia Street,
P.O. Box 11633
Vancouver, B.C.
V6B 4N9

Dear Sirs:

Re: Avalon Ventures Ltd.

This is to confirm that on January 10, 2003 our office issued a total of 670,000 shares of the Company according to the attached Treasury Direction.

The issued and outstanding share capital of the Company is now 25,325,248.

Yours truly,

Annette Jones-Cook
Assistant Account Manager
Stock Transfer Services
Telephone: (604) 661-0216
Fax: (604) 683-3694

c.c. Avalon Ventures Ltd.
C. Losie, Page Fraser & Associates

03 FEB 11 AM 7:21

82-4427

This is a form of a material change report required under Section 85(1) of the *Securities Act.*

FORM 53-901.F
Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE: WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND EVERYTHING THAT IS REQUIRED TO BE FILED SHALL BE PLACED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1. Reporting Issuer

Avalon Ventures Ltd. (the "Company")
111 Richmond Street West, Suite 1116
Toronto, Ontario M5H 2G4
Telephone: (416) 364-4938

03 FEB 11 AM 7:21

Item 2. Date of Material Change

December 6, 2002

Item 3. Press Releases

A press release disclosing the material change was issued in Toronto, Ontario on December 9, 2002 and was disseminated through CCN Matthews to its Canadian National Compliance distribution list and a copy was filed with the TSX Venture Exchange, The British Columbia Securities Commission and the Alberta Securities Commission.

Item 4. Summary of Material Change

The Company has entered into a sales and marketing agreement with Amalgamet Canada ("Amalgamet") for its new high-lithium feldspar products, to be produced from the Separation Rapids project, Kenora, Ontario. Amalgamet also provided an off-take guarantee for a minimum annual quantity of 10,000 tonnes of the product.

Item 5. Full Description of Material Change

The Company entered into a sales and marketing agreement with Amalgamet Canada effective December 6, 2002 ("Amalgamet") for its new high-lithium feldspar products, to be produced from the Separation Rapids project, Kenora, Ontario. Under the terms of the agreement, Amalgamet will act as the Company's exclusive commissioned agent for lithium feldspar sales worldwide, for a minimum term of seven years from the

commencement of commercial production. Amalgamet will be paid commissions on sales at the rate of 5% of the *ex-works* price realized for bulk sales of the product. A bonus will be paid on sales realized at prices exceeding the base price for the product established in the feasibility study. Amalgamet will also be responsible for managing material handling, transportation logistics and collecting payment from customers. The lithium feldspar product will be marketed as a raw material for use in a broad range of glass and ceramic applications. Prior to achieving full production, Amalgamet will be separately compensated to develop and expand the markets for the high-lithium feldspar product according to quarterly budgets to be approved by the Company. These costs are expected to average $60,000 per quarter over 4 years. In addition, Amalgamet has provided the Company with an off-take guarantee for a minimum annual quantity of 10,000 tonnes of the Company's high-lithium feldspar products, subject to these products meeting customers' specifications. Amalgamet is scheduled to begin market development work early in 2003. Amalgamet is the Canadian division of Premetalco Inc., which is a member of Amalgamated Metals Corporation PLC, ("AMC Group") of London, England. The AMC Group has been marketing ferrous and non-ferrous metals, industrial minerals and related chemicals worldwide for more than 75 years and is a major supplier of industrial minerals products to the glass and ceramics industries.

Item 6. Reliance on Section 85(2) of the Act

Not applicable.

Item 7. Omitted Information

Not applicable.

Item 8. Senior Officers

The Senior Officer of the Company who is knowledgeable about the material change and the report is Donald S. Bubar, President, (416) 364-4938.

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated this 17th day of December, 2002.

AVALON VENTURES LTD.

By: *"Donald S. Bubar"*

President
(Official Capacity)

Donald S. Bubar
(Please print here name of individual whose signature appears above.)

82-4427

FORM 53-901.F
Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. **Reporting Issuer**

Avalon Ventures Ltd. (the "Company")
111 Richmond Street West, Suite 1116
Toronto, Ontario M5H 2G4
Telephone: (416) 364-4938

Item 2. **Date of Material Change**

January 10, 2003

Item 3. **Press Releases**

A press release disclosing the material change was issued in Toronto, Ontario on January 16, 2003 and was disseminated through CCN Matthews to its Canadian National Compliance distribution list and a copy was filed with the TSX Venture Exchange, The British Columbia Securities Commission and the Alberta Securities Commission.

Item 4. **Summary of Material Change**

Private Placement.
The Issuer has completed the private placement of an aggregate 670,000 flow-through units at the price of $0.15 per unit for total gross proceeds of $100,500.00

Item 5. **Full Description of Material Change**

Private Placement
On January 10, 2003, the Issuer completed the private placement of an aggregate 670,000 flow-through units at a price of $0.15 per unit for total gross proceeds of $100,500.00. Each flow-through unit consists of one flow-through common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one non flow-through common share at a price of $0.20 until December 31, 2004. The shares contained in the units and any shares issuable on exercise of the warrants are subject to a four month hold period expiring on May 10, 2003.

A list of the purchasers, all residents of Ontario, are as follows:

Full name of Purchaser	Number of Flow-Through Units Purchased	Price per Flow-Through Unit (Canadian $)	Total Purchase Price (Canadian $)
Dr. Randall Lang	170,000	$0.15	$ 25,500
Joseph G. Monteith	200,000	$0.15	$ 30,000
R. James Andersen	120,000	$0.15	$ 18,000
Forbes N.A. Andersen	180,000	$0.15	$ 27,000
TOTAL	**670,000**		**$100,500**

The proceeds from the private placement totalling $100,500 will be used to fund further advanced exploration work on the Company's Separation Rapids rare metals project, Kenora, Ontario.

Item 6. **Reliance on Section 85(2) of the Act**

Not applicable.

Item 7. **Omitted Information**

Not applicable.

Item 8. **Senior Officers**

The Senior Officer of the Company who is knowledgeable about the material change and the report is Donald S. Bubar, President, (416) 364-4938.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

Dated this 20th day of January, 2003

AVALON VENTURES LTD.

By: *"Donald S. Bubar"*

President
(Official Capacity)

Donald S. Bubar
(Please print here name of individual whose signature appears above.)

82-4427

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

AVALON VENTURES LTD

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 20/08/02

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: BUBAR

GIVEN NAMES: DONALD STEPHEN

NO. 11 STREET Gainsville Ave APT

CITY: Unionville

PROV. Ontario POSTAL CODE L3R 1W7

BUSINESS TELEPHONE NUMBER: 416 - 364 - 4938

BUSINESS FAX NUMBER: 416 - 364 - 5162

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[✓] ALBERTA [✓] BRITISH COLUMBIA [ ] MANITOBA [ ] NEWFOUNDLAND [ ] NOVA SCOTIA [✓] ONTARIO [ ] QUÉBEC [ ] SASKATCHEWAN

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE DAY / MONTH / YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	1,079,500	12/12/02	10		40,000	0.10		1,039,500	1	
COMMON	1,039,500	13/12/02	10		35,000	0.10		1,004,500	1	
OPTIONS	1,000,000							1,000,000	1	
WARRANTS	20,000							20,000	1	

ATTACHMENT [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): DONALD S. BUBAR

SIGNATURE: [signature]

DATE OF THE REPORT (DAY / MONTH / YEAR): 23/12/02

BCSC 55-102F6 Rev. 2001 / 8 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

82-4427

FORM 55-102F6
INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Avalon Ventures Ltd.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 5

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 11/09/02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☑ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Andersen

GIVEN NAMES: Robert James

NO.: 149 STREET: Roxborough Street West APT:

CITY: Toronto

PROV.: Ontario POSTAL CODE: M5R 1T9

BUSINESS TELEPHONE NUMBER: 416 - 864 - 3119

BUSINESS FAX NUMBER: 416 - 364 - 8797

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA ☑ ONTARIO
☑ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE DAY / MONTH / YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common share options	150,000							150,000	1	
Common share warrants	100,000	31/12/02	11	120,000		0.20		220,000	1	
Common shares	350,000	31/12/02	11	120,000		0.15		470,000	1	

ATTACHMENT ☐ YES ☑ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☑ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

The private placement was for 120,000 units at a price of $0.15. Each unit consisted of 120,00 flow-through shares and 120,000 non-flow-through share purchase warrants exercisable at $0.20 for a period of two years.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): Robert James Andersen

SIGNATURE: [signature]

DATE OF THE REPORT (DAY / MONTH / YEAR): 09/01/03

82-4427

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

AVALON VENTURES LTD

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 22/08/02

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Monteith

GIVEN NAMES: Joseph G

NO. 1296 STREET Prince Albert Court APT

CITY: Mississauga

PROV. Ontario POSTAL CODE L5H 3S1

BUSINESS TELEPHONE NUMBER: 416 - 960 - 9900

BUSINESS FAX NUMBER: 416 - 960 - 5637

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[✓] ALBERTA [✓] ONTARIO
[✓] BRITISH COLUMBIA [ ] QUÉBEC
[ ] MANITOBA [ ] SASKATCHEWAN
[ ] NEWFOUNDLAND
[ ] NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE DAY / MONTH / YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common	165,000	10/01/03	11	200,000		$0.15		365,000		
options	100,000							100,000		
Warrants	NIL	10/01/03	11	200,000		$0.20		200,000		

ATTACHMENT [ ] YES [X] NO

BOX 6. REMARKS

Warrants exercisable at $0.20 until January 10, 2005.

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): JOSEPH G. MONTEITH

SIGNATURE: [signature]

DATE OF THE REPORT (DAY / MONTH / YEAR): 13/01/03

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev 2001 / 8 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

82-4427

AVALON VENTURES LTD.
VSE-AVL

111 Richmond St. W., Suite 1116 Toronto, Ontario M5H 2G4
Tel: (416) 364-4938 Fax: (416) 364-5162
E-Mail info@avalonventures.com
Internet: http://www.avalonventures.com

January 28, 2003

SEDAR PROFILE 00007482

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

Attention: Statutory Filings

03 FEB 11 AM 7:21

Re: Interim Financial Statement for Period Ending November 30, 2002

Dear Sirs:

With reference to the above, please find attached:

- Schedule A of the Unaudited financial statements for the three months ended November 30, 2002.
- Schedules B & C of the Unaudited financial statements for the three months ended November 30, 2002.
- Confirmation of Mailing will be filed separately when received from Transfer Agent.

In compliance with the regulations made under the *Securities Act*, we are filing this material with you, together with completed Forms 51-901. We understand there is no fee for this filing.

Yours very truly

AVALON VENTURES LTD.

"Donald S. Bubar"

Donald S. Bubar
President

:j

82-4427

Computershare

Computershare Trust Company of Canada
Stock Transfer Services
Montreal Trust Centre
510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9
Tel: (604) 661-9400
Fax: (604) 669-1548

January 30, 2003

To: All Applicable Commissions and Exchanges

Dear Sirs:

Subject: Avalon Ventures Ltd.

We confirm that the following material was sent by pre-paid mail on January 30, 2003, to those registered and non-registered shareholders of the subject Corporation who completed and returned a supplemental mail list card requesting receipt of Interim Financial Statements.

1. Quarterly Report Form 51-901 for quarter ended November 30, 2002 / Consolidated Financial Statements for the Three Months Ended November 30, 2002 / Schedule "B" - Supplemental Information / Schedule "C" - Management Discussion for the three months ended November 30, 2002.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Annette Jones-Cook"
Assistant Account Manager
Stock Transfer Services
Telephone: (604) 661-0216
Fax: (604) 683-3694